FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

3Q17 EARNINGS RELEASE - HIGHLIGHTS

Strategic execution

●	Completed 71% of the buy-back announced in July 2017, at 26 October

●	Further $13bn of RWA reductions in 3Q17, bringing the total reduction since the start of 2015 to $309bn

●	Achieved annualised run-rate savings of $5.2bn since our investor update, and remain committed to delivering positive adjusted jaws for 2017

●	Continue to make good progress with actions to deploy capital and invest:

-	Delivered growth from our international network with a 7% increase in transaction banking product revenue and a 14% rise in revenue synergies between global businesses compared with 9M16

-	Pivot to Asia generating returns and driving over 70% of Group adjusted profit in 9M17; 17% lending growth vs. 3Q16

-	Lending growth in Guangdong of $1.1bn vs. 3Q16

-	Maintained momentum in Asian Insurance and Asset Management, with annualised new business premiums and AuM up 13% and 17%, respectively, compared with 9M16

Stuart Gulliver, Group Chief Executive, said:
"We maintained good momentum in the third quarter, with higher revenue in our three main global businesses. We also continued to make good progress with the strategic actions we set out in 2015. Our international network continued to deliver strong growth in the third quarter, and our pivot to Asia is driving higher returns and lending growth, particularly in Hong Kong."

Financial performance

●
Reported profit before tax for 9M17 of $14.9bn was $4.3bn or 41% higher than for 9M16, in part reflecting favourable movements in significant items, which included a loss on sale and trading results of the operations in Brazil that we sold on 1 July 2016; adjusted profit before tax of $17.4bn was $1.2bn or 8% higher than in 9M16, reflecting revenue growth, notably in RBWM and GB&M, and lower LICs, which were partly offset by an increase in operating expenses.

●
Reported revenue for 9M17 of $39.1bn was $0.2bn higher, as growth was partly offset by an adverse impact of foreign currency translation; adjusted revenue of $39.1bn increased by $1.1bn or 3%, reflecting higher revenue in RBWM and CMB due to higher average deposit balances and wider spreads in Asia, and higher revenue in GB&M across all of our businesses, which were partly offset by lower revenue in Corporate Centre and GPB.

●
Reported operating expenses for 9M17 of $25.0bn were $2.4bn or 9% lower due to a decrease in significant items; adjusted operating expenses of $22.4bn were $0.9bn or 4% higher, reflecting an increase in performance-related pay and investments in business growth programmes. The impact of our cost-saving initiatives broadly offset inflation and continuing investment in regulatory and compliance programmes.

●	Adjusted jaws for 9M17 was negative 1.3%.

●
Reported profit before tax for 3Q17 of $4.6bn was up $3.8bn compared with 3Q16, reflecting the net favourable effects of significant items; adjusted profit before tax of $5.4bn fell by $0.1bn. Compared with 2Q17, reported and adjusted profit before tax both fell by $0.7bn. Lower reported profit before tax reflected higher operating expenses, while the reduction in adjusted profit before tax reflected lower revenue in Corporate Centre and GB&M, as well as an increase in operating expenses.

●	Our capital base remained strong, with a common equity tier 1 ('CET1') ratio of 14.6% and a leverage ratio of 5.7%.

Financial highlights and key ratios	Nine months ended 30 Sep			Quarter ended 30 Sep
	2017	2016	Change	2017	2016	Change
	$m	$m	%	$m	$m	%
Reported PBT	14,863	10,557	41	4,620	843	448
Adjusted PBT	17,410	16,167	8	5,443	5,521	(1)
Return on average ordinary shareholders' equity (annualised)	8.2%	4.4%	86.4	7.1%	(1.4)%
Adjusted jaws	(1.3)%			(4.9)%
We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted figures are foreign currency translation and significant items, as explained in 'Adjusted performance'.

Capital and balance sheet	At
	30 Sep 2017	30 Jun 2017	31 Dec 2016
	%	%	%
Common equity tier 1 ratio1	14.6	14.7	13.6
Leverage ratio	5.7	5.7	5.4
	$m	$m	$m
Loans and advances to customers	945,168	919,838	861,504
Customer accounts	1,337,121	1,311,958	1,272,386
Risk-weighted assets1	888,628	876,118	857,181

1	Unless otherwise stated, risk-weighted assets and capital are calculated and presented on a transitional CRD IV basis as implemented in the UK by the Prudential Regulation Authority.

HSBC Holdings plc Earnings Release 3Q17	1

Earnings Release - 3Q17

Table of contents
	Page		Page
Highlights	1	Summary information - global businesses	21
Group Chief Executive's review	3	Summary information - geographical regions	24
Adjusted performance	4	Appendix - selected information	26
Financial performance commentary	6	- Reconciliation of reported and adjusted results - global businesses	26
Cautionary statement regarding forward-looking statements	14	- Reconciliation of reported and adjusted risk-weighted assets	31
Summary consolidated income statement	15	- Reconciliation of reported and adjusted results - geographical regions	32
Summary consolidated balance sheet	16
Capital	17	Gross loans and advances by industry sector and geographical region	37
Risk-weighted assets	17	Terms and abbreviations	38
Leverage	20

HSBC Holdings plc - Earnings Release
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investor-relations.

Note to editors
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from approximately 3,900 offices in 67 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,526bn at 30 September 2017, HSBC is one of the world's largest banking and financial services organisations.

2	HSBC Holdings plc Earnings Release 3Q17

Review by Stuart Gulliver, Group Chief Executive
Business performance
Our businesses carried good momentum from the first half of the year into the third quarter. Reported profits were significantly higher than last year's third quarter, in part reflecting the non-recurrence of a number of significant items. Growth in loans and advances translated into higher adjusted revenue in all three main global businesses compared with 3Q16, and our strong year-to-date revenue performance enabled us to accelerate investment in business growth. This contributed to an increase in operating expenses, which kept adjusted profits broadly stable relative to the same period last year.
Retail Banking and Wealth Management had a good quarter, with strong revenue growth from current accounts, savings and deposits, and further growth in loans and deposits in Hong Kong, the UK and Mexico. Commercial Banking benefited from another strong revenue performance from Global Liquidity and Cash Management, particularly in Asia. Global Banking and Markets continued to grow revenue despite a challenging quarter for the industry, demonstrating again the benefit of its differentiated business model. It achieved this largely through growth in Global Liquidity and Cash Management, Equities and Securities Services, which exceeded the impact of subdued market activity on our banking and fixed income businesses.
Our third-quarter costs rose relative to the same period last year as we accelerated investment to grow the business. This aims to reinforce the positive impact of targeted investment in previous quarters, particularly in Retail Banking and Wealth Management. Performance-related compensation also grew in line with profit before tax for the year to date. We remain committed to achieving positive jaws for the full year.
We had completed 71% of our most recent $2bn equity buy-back as at 26 October, and we expect to finish by the end of 2017.
Strategy execution
With fewer than three months remaining to implement the strategic actions we started in 2015, we continue to make good progress.
We generated a further $13bn of RWA savings in the quarter, taking us further beyond our initial target. Our RWA reduction programmes have extracted a total of $309bn of RWAs from the business since the start of 2015.
We remain on track to achieve around $6bn of annualised cost savings by the end of the year, and removed a further $0.6bn of costs in the third quarter.
Our international network continued to deliver strong growth in the third quarter, with all of our transaction banking products benefiting from higher balances and interest rate rises.
Our pivot to Asia is driving higher returns and lending growth, particularly in Hong Kong and the Pearl River Delta. Our Insurance and Asset Management businesses in Asia generated higher annualised new business premiums and assets under management, up 13% and 17% respectively for the first nine months of the year.
HSBC was named Best Overall International Bank for the Belt and Road Initiative at the Asiamoney New Silk Road Finance Awards in September.
Last week, HSBC became the first foreign bank to be approved as a joint-lead underwriter for Panda bond issuance by offshore non-financial corporates in the mainland China interbank bond market. This enables us to extend our coverage of debt-market products, and reinforces our position as the leading non-Chinese bank in mainland China.

HSBC Holdings plc Earnings Release 3Q17	3

Earnings Release - 3Q17

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
● the income statement for 9M16 at the average rates of exchange for 9M17;
● the income statement for quarterly periods at the average rates of exchange for 3Q17; and
● the closing prior period balance sheets at the prevailing rates of exchange on 30 September 2017.
No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC's operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
'Significant items' refers collectively to the items that management and investors would ordinarily identify and consider separately to understand better the underlying trends in the business.
The tables on pages 26 to 36 detail the effects of significant items on each of our global business segments and geographical regions during 9M17, 3Q17 and the respective comparatives in 2016, as well as 2Q17.
Change to presentation from 1 January 2017
Own credit spread
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. From 1 January 2017, HSBC adopted, in its consolidated financial statement, the requirements of IFRS 9 'Financial Instruments' relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, changes in fair value attributable to changes in own credit risk are presented in other comprehensive income with the remainder of the effect presented in profit and loss.

Adjusted performance - foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Global business performance
The Group Chief Executive, supported by the rest of the Group Management Board ('GMB'), is considered to be the Chief Operating Decision Maker ('CODM') for the purposes of identifying the Group's reportable segments.
The Group Chief Executive and the rest of the GMB review operating activity on a number of bases, including by global business and geographical region.
In 2016, we changed our reportable segments from geographical regions to global businesses. This reflected a shift in emphasis of our internal reporting towards the global business basis.
Comparative data has been re-presented accordingly.
Reconciliations of the adjusted global business results to the Group reported results are presented on page 5. Supplementary reconciliations from reported to adjusted results by global business are presented on pages 26 to 31 for information purposes.
Management view of adjusted revenue
Our global business segment commentary includes tables which provide breakdowns of revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed. Adjusted return on average risk-weighted assets ('RoRWA') is used to measure the performance of RBWM, CMB, GB&M and GPB, and is also presented. For GPB, a further measure of business performance is client assets, which is presented on page 23.

4	HSBC Holdings plc Earnings Release 3Q17

Reconciliation of reported and adjusted results
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2017	2016	2017	2017	2016
	$m	$m	$m	$m	$m
Revenue
Reported	39,144	38,982	12,978	13,173	9,512
Currency translation		(1,072)		199	(78)
Significant items	(60)	36	53	39	3,277
- DVA on derivative contracts	340	(96)	65	178	55
- fair value movements on non-qualifying hedges1	(50)	385	(20)	61	(12)
- gain on disposal of our investment in Vietnam Technological and Commercial Joint Stock Bank	(126)	-	(126)	-	-
- gain on disposal of our membership interest in Visa - Europe	-	(584)	-	-	-
- gain on disposal of our membership interest in Visa - US	(312)	-	-	(166)	-
- own credit spread2	-	144	-	-	1,370
- portfolio disposals	163	51	131	42	119
- provisions/(releases) arising from the ongoing review of compliance with the UK Consumer Credit Act	3	(2)	3	-	-
- other acquisitions, disposals and dilutions	(78)	-	-	(78)	-
- loss and trading results from disposed-of operations in Brazil	-	273	-	-	1,743
- currency translation on significant items		(135)		2	2
Adjusted	39,084	37,946	13,031	13,411	12,711
Loan impairment charge and other credit risk provisions ('LICs')
Reported	(1,111)	(2,932)	(448)	(427)	(566)
Currency translation		(59)		1	(1)
Significant items	-	867	-	-	-
- trading results from disposed-of operations in Brazil	-	748	-	-	-
- currency translation on significant items		119		-	-
Adjusted	(1,111)	(2,124)	(448)	(426)	(567)
Operating expenses
Reported	(24,989)	(27,349)	(8,546)	(8,115)	(8,721)
Currency translation		583		(138)	7
Significant items	2,607	5,301	770	719	1,472
- costs associated with portfolio disposals	14	-	4	10	-
- costs associated with the UK's exit from the EU	12	-	8	4	-
- costs to achieve	2,347	2,032	677	837	1,014
- costs to establish UK ring-fenced bank	277	147	101	93	53
- impairment of GPB - Europe goodwill	-	800	-	-	-
- regulatory provisions/(releases) in GPB	-	(46)	-	-	(50)
- provisions/(releases) in connection with legal matters	(426)	723	(104)	(322)	-
- UK customer redress programmes	383	489	84	89	456
- trading results from disposed-of operations in Brazil	-	1,059	-	-	-
- currency translation on significant items		97		8	(1)
Adjusted	(22,382)	(21,465)	(7,776)	(7,534)	(7,242)
Share of profit in associates and joint ventures
Reported	1,819	1,856	636	651	618
Currency translation		(47)		17	1
Significant items	-	1	-	-	-
- trading results from disposed-of operations in Brazil	-	1	-	-	-
- currency translation on significant items		-			-
Adjusted	1,819	1,810	636	668	619
Profit before tax
Reported	14,863	10,557	4,620	5,282	843
Currency translation		(595)		79	(71)
Significant items	2,547	6,205	823	758	4,749
- revenue	(60)	36	53	39	3,277
- LICs	-	867	-	-	-
- operating expenses	2,607	5,301	770	719	1,472
- share in profit of associates and joint ventures	-	1	-	-	-
Adjusted	17,410	16,167	5,443	6,119	5,521

1	Excludes items where there are substantial offsets in the income statement for the same period.

2
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. From 1 January 2017, HSBC adopted, in its consolidated financial statements, the requirements of IFRS 9 'Financial Instruments' relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, changes in fair value attributable to changes in own credit risk are presented in other comprehensive income with the remainder of the effect presented in profit and loss.

HSBC Holdings plc Earnings Release 3Q17	5
Earnings Release - 3Q17

Financial performance commentary

Distribution of results by global business
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2017	2016	2017	2017	2016
	$m	$m	$m	$m	$m
Adjusted profit before tax
Retail Banking and Wealth Management	5,058	4,076	1,703	1,578	1,533
Commercial Banking	5,086	4,472	1,643	1,675	1,527
Global Banking and Markets	4,938	4,134	1,535	1,729	1,582
Global Private Banking	198	254	55	73	72
Corporate Centre	2,130	3,231	507	1,064	807
Total	17,410	16,167	5,443	6,119	5,521

Distribution of results by geographical region
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2017	2016	2017	2017	2016
	$m	$m	$m	$m	$m
Reported profit/(loss) before tax
Europe	522	(32)	(50)	778	(1,617)
Asia	11,659	10,815	4,029	3,536	3,660
Middle East and North Africa	1,168	1,308	364	417	329
North America	1,080	116	127	381	66
Latin America	434	(1,650)	150	170	(1,595)
Total	14,863	10,557	4,620	5,282	843
Adjusted profit before tax
Europe	2,341	2,509	540	1,254	865
Asia	12,115	10,948	4,009	3,825	3,791
Middle East and North Africa	1,190	1,182	370	427	320
North America	1,287	1,071	361	427	388
Latin America	477	457	163	186	157
Total	17,410	16,167	5,443	6,119	5,521

Adjusted profit before tax by global business and region is presented to support the commentary on adjusted performance on the following pages.
The tables on pages 26 to 36 reconcile reported to adjusted results for each of our global business segments and geographical regions.

Group
3Q17 compared with 3Q16 - reported results

Movement in reported profit before tax compared with 3Q16
	Quarter ended
	30 Sep	30 Sep	Variance
	2017	2016	3Q17 vs. 3Q16
	$m	$m	$m	%
Revenue	12,978	9,512	3,466	36
LICs	(448)	(566)	118	21
Operating expenses	(8,546)	(8,721)	175	2
Share of profit from associates and JVs	636	618	18	3
Profit before tax	4,620	843	3,777	448
Reported profit before tax
Reported profit before tax of $4.6bn in 3Q17 was $3.8bn higher than in 3Q16. This reflected higher reported revenue (up $3.5bn), lower reported LICs (down $0.1bn) and a decrease in reported operating expenses (down $0.2bn).
Excluding the net favourable effects of significant items of $3.9bn and net adverse foreign currency translation of $0.1bn, profit before tax was $0.1bn or 1% lower.

Reported revenue
Reported revenue of $13.0bn in 3Q17 was $3.5bn or 36% higher. This largely reflected a net favourable movement in significant items of $3.2bn, notably:

●	the non-recurrence of a $1.7bn loss recognised in 3Q16 on our sale of operations in Brazil to Banco Bradesco S.A., which we completed on 1 July 2016; and

●
in 3Q16, $1.4bn of adverse fair value movements on our own debt designated at fair value, reflecting changes in our own credit spread, which are now reported in the statement of other comprehensive income, following our partial early adoption of IFRS 9 'Financial Instruments' on 1 January 2017.

Excluding significant items and an adverse effect of foreign currency translation of $0.1bn, revenue increased by $0.3bn or 3%.
Reported LICs
Reported LICs of $0.4bn were $0.1bn or 21% lower, reflecting reductions in RBWM and CMB.
Excluding significant items and foreign currency translation, LICs reduced by $0.1bn or 21%.
Reported operating expenses
Reported operating expenses of $8.5bn were $0.2bn or 2% lower and included a decrease in significant items of $0.7bn. Significant items included:

●	costs to achieve of $0.7bn, compared with $1.0bn in 3Q16; and

6	HSBC Holdings plc Earnings Release 3Q17

●	a provision of $0.5bn in 3Q16 relating to UK customer redress programmes, compared with $0.1bn in 3Q17.

Excluding significant items and favourable currency translation differences, operating expenses increased by $0.5bn or 7%.
Reported income from associates
Reported income from associates of $0.6bn increased by $18m or 3%.

Group
3Q17 compared with 3Q16 - adjusted results

Movement in adjusted profit before tax compared with 3Q16
	Quarter ended
	30 Sep	30 Sep	Variance
	2017	2016	3Q17 vs. 3Q16
	$m	$m	$m	%
Revenue	13,031	12,711	320	3
LICs	(448)	(567)	119	21
Operating expenses	(7,776)	(7,242)	(534)	(7)
Share of profit from associates and JVs	636	619	17	3
Profit before tax	5,443	5,521	(78)	(1)

Adjusted profit before tax
On an adjusted basis, profit before tax of $5.4bn fell $0.1bn, as revenue growth and a reduction in LICs was offset by higher operating expenses.
Adjusted revenue
Adjusted revenue of $13.0bn was $0.3bn or 3% higher. The increase notably reflected higher deposit income across our three main global business:

●
In RBWM, revenue increased by $0.3bn. This was primarily in Retail Banking in current accounts, savings and deposits, particularly in Hong Kong, the US and Mexico, as we benefited from increased balances and wider spreads.

●
In CMB, revenue increased by $0.2bn, driven by Global Liquidity and Cash Management ('GLCM'), notably in Asia, as we benefited from wider deposit spreads and grew balances. In the UK, deposit balances grew, but this was more than offset by spread compression, following the base rate reduction in 2016. Revenue also increased to a lesser extent in Credit and Lending ('C&L'), as balance growth in the UK more than offset narrower spreads in Asia.

●
In GB&M, revenue increased by $0.1bn. There was continued momentum in revenue from transaction banking products, notably in GLCM, where we grew balances and benefited from wider spreads, particularly in Asia. In Global Markets, revenue increased in Equities, partly offset by lower revenue in Foreign Exchange and Credit, as a result of lower volatility and narrower spreads. In Global Banking, revenue fell primarily reflecting narrower spreads, notably in Asia.

These increases were partly offset:

●
In Corporate Centre, revenue decreased by $0.2bn, notably reflecting continuing disposals in the US run-off portfolio, reducing revenue by $0.2bn, and net unfavourable movements in credit and funding valuation adjustments in legacy credit (down $0.1bn).

Adjusted LICs
Adjusted LICs of $0.4bn were $0.1bn or 21% lower. This reflected a reduction in RBWM of $0.1bn, mainly in Turkey and the US as credit quality improved.
Adjusted operating expenses
Adjusted operating expenses of $7.8bn increased by $0.5bn or 7%, primarily reflecting investments in business growth programmes, notably in RBWM, and an increase in performance-related pay. The impact of our cost-saving initiatives broadly offset inflation and investment in our regulatory programmes and compliance.
Adjusted income from associates
Adjusted income from associates of $0.6bn increased by $17m or 3%.
Third interim dividend for 2017
On 3 October 2017, the Board announced a third interim dividend for 2017 of $0.10 per ordinary share.

Group
9M17 compared with 9M16 - reported results

Movement in reported profit before tax compared with 9M16
	Nine months ended
	30 Sep	30 Sep	Variance
	2017	2016	9M17 vs. 9M16
	$m	$m	$m	%
Revenue	39,144	38,982	162	-
LICs	(1,111)	(2,932)	1,821	62
Operating expenses	(24,989)	(27,349)	2,360	9
Share of profit from associates and JVs	1,819	1,856	(37)	(2)
Profit before tax	14,863	10,557	4,306	41

Reported profit before tax
Reported profit before tax of $14.9bn in 9M17 was $4.3bn or 41% higher than in 9M16, including net favourable movement in significant items of $3.7bn, partly offset by the adverse impact of foreign currency translation of $0.6bn. Excluding these, profit before tax increased by $1.2bn to $17.4bn.
Reported revenue
Reported revenue of $39.1bn was $0.2bn higher, and included a net favourable movement in significant items of $0.1bn. Significant items included a loss of $1.7bn recognised in 9M16 on the sale of our Brazil business to Banco Bradesco S.A., which completed on 1 July 2016. This loss was substantially offset by the reported revenue earned by the Brazil business in 9M16 of $1.5bn.
Excluding significant items and foreign currency translation, revenue increased by $1.1bn or 3%.
Reported LICs
Reported LICs of $1.1bn were $1.8bn or 62% lower, notably due to reductions in CMB, RBWM and GB&M, as well as the effect of our sale of operations in Brazil ($0.7bn).
Excluding significant items and a favourable effect of foreign currency translation, LICs were $1.0bn or 48% lower.
Reported operating expenses
Reported operating expenses of $25.0bn were $2.4bn or 9% lower. This reflected a decrease in significant items of $2.7bn, which reflected:

●	in 9M16, a $0.8bn write-off of goodwill in our GPB business in Europe;

●	a net release of $0.4bn in 9M17 related to settlements and provisions in connection with legal matters compared with charges of $0.7bn in 9M16; and

●	operating expenses of $1.1bn incurred by our Brazil business prior to its sale.

HSBC Holdings plc Earnings Release 3Q17	7

Earnings Release - 3Q17

These were partly offset by:

●	costs to achieve of $2.3bn, compared with $2.0bn in 9M16.

Excluding significant items and the favourable effect of foreign currency translation of $0.6bn, operating expenses increased by $0.9bn or 4%, mainly reflecting higher performance-related pay and increased investment in growth programmes, primarily in RBWM where investments were partly funded by the proceeds from our sale of Visa shares. The increase also included a $0.1bn credit in 9M16 related to the 2015 UK bank levy.
Reported income from associates
Reported income from associates of $1.8bn was $37m or 2% lower.
Tax expense
The effective tax rate for 9M17 of 22.3% was lower than the 29.3% in 9M16, principally as 9M16 included the non-deductible loss on our sale of operations in Brazil, a non-deductible goodwill impairment and a higher level of charges in respect of prior periods.

Group
9M17 compared with 9M16 - adjusted results

Movement in adjusted profit before tax compared with 9M16
	Nine months ended
	30 Sep	30 Sep	Variance
	2017	2016	9M17 vs. 9M16
	$m	$m	$m	%
Revenue	39,084	37,946	1,138	3
LICs	(1,111)	(2,124)	1,013	48
Operating expenses	(22,382)	(21,465)	(917)	(4)
Share of profit from associates and JVs	1,819	1,810	9	-
Profit before tax	17,410	16,167	1,243	8
Adjusted profit before tax
On an adjusted basis, profit before tax of $17.4bn was $1.2bn higher than in 9M16, reflecting higher revenue and lower LICs, partly offset by an increase in operating expenses. Adjusted jaws was negative 1.3%, although we achieved positive adjusted jaws in our three main global businesses.
Adjusted revenue
Adjusted revenue of $39.1bn was $1.1bn or 3% higher, reflecting increased revenue in RBWM, GB&M and CMB, partly offset by decreases in Corporate Centre and GPB.

●
In RBWM, revenue increased by $1.4bn or 10%, with growth in Wealth Management and Retail Banking. The increase in Wealth Management was mainly in insurance manufacturing (up $0.5bn) as favourable market impacts compared with adverse market impacts in 9M16, notably in Asia. In addition, investment distribution income increased. Retail Banking revenue also increased, notably from current accounts, savings and deposits, reflecting balance growth and wider spreads in Hong Kong, Mexico and the US. This was partly offset by lower personal lending revenue compared with 9M16.

●
In GB&M revenue increased by $0.7bn or 6%. In Global Markets revenue was higher, notably in Equities reflecting Prime Financing growing its market share. Revenue also increased in GLCM, Securities Services ('HSS') and Global Banking. These increases were partly offset by lower revenue in Foreign Exchange and a net adverse movement on credit and funding valuations adjustments ($136m).

●	In CMB, revenue increased by $0.3bn or 3%, driven by growth in GLCM. This reflected wider spreads and increased deposit balances in Asia. In the UK, narrower spreads more than offset balance growth.

These increases were partly offset:

●
In Corporate Centre, revenue decreased by $1.1bn, with reductions in the US run-off portfolio (down $0.5bn), as a result of continuing disposals, and Central Treasury (down $0.6bn). In Central Treasury, a fall in revenue reflected lower favourable fair value movements ($0.2bn in 9M17, compared with $0.5bn in 9M16) relating to the hedging of our long-term debt, higher interest expense on our debt and a fall in Balance Sheet Management ('BSM') revenue.

●
In GPB, revenue was $0.1bn or 4% lower, primarily due to the impact of client repositioning actions. However, in the markets that we have targeted for growth, revenue increased, notably in Hong Kong due to higher investment revenue reflecting increased client activity, and growth in deposit revenue as spreads widened.

Adjusted LICs
Adjusted LICs of $1.1bn were $1.0bn or 48% lower, reflecting reductions in:

●
CMB ($0.5bn lower), notably due to lower LICs in North America and the UK, primarily as 9M16 included charges against exposures in the oil and gas sector, and in Spain as 9M16 included charges related to an exposure in the construction sector. In addition, 9M17 included a release of allowances related to the construction sector in the UK. These reductions were partly offset by higher LICs in Hong Kong across various sectors.

●	GB&M ($0.4bn lower) due to a reduction in individually assessed charges, particularly as 9M16 included LICs on exposures in the oil and gas, and mining sectors in the US.

Adjusted operating expenses
Adjusted operating expenses of $22.4bn were $0.9bn or 4% higher than in 9M16. This reflected an increase in performance-related pay ($0.4bn), as well as increased investments in business growth programmes ($0.2bn), primarily in RBWM where investments were partly funded by the proceeds from our sale of Visa shares. The increase also included a credit of $0.1bn related to the 2015 UK bank levy recorded in 9M16. The impact of our cost-saving initiatives broadly offset inflation and continued investment in our regulatory programmes and compliance.
Our total investment in regulatory programmes and compliance was $2.1bn, up $0.2bn or 9%. This reflected the continued implementation of our Global Standards programme to enhance financial crime risk controls and capabilities, and to meet external commitments.
The number of employees expressed in full time equivalent staff ('FTEs') at 30 September 2017 was 232,346, a decrease of 2,829 from 31 December 2016. This reflected reductions resulting from our transformation programmes, partly offset by investment in Global Standards and our business growth programmes.
Adjusted income from associates
Adjusted income from associates of $1.8bn was broadly unchanged.

8	HSBC Holdings plc Earnings Release 3Q17

Retail Banking and Wealth Management
9M17 compared with 9M16 - adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2017	2016	9M17 vs. 9M16		2017	2017	2016
	$m	$m	$m	%	$m	$m	$m
Net operating income1
Retail Banking	9,984	9,443	541	6	3,434	3,404	3,191
- current accounts, savings and deposits	4,624	3,865	759	20	1,612	1,582	1,300
- personal lending	5,360	5,578	(218)	(4)	1,822	1,822	1,891
mortgages	1,750	1,914	(164)	(9)	599	578	646
credit cards	2,220	2,288	(68)	(3)	742	771	771
other personal lending2	1,390	1,376	14	1	481	473	474
Wealth Management	4,803	3,979	824	21	1,583	1,590	1,542
- investment distribution3	2,491	2,218	273	12	894	810	808
- life insurance manufacturing	1,538	1,025	513	50	425	509	466
- asset management	774	736	38	5	264	271	268
Other4	439	427	12	3	166	100	158
Total	15,226	13,849	1,377	10	5,183	5,094	4,891
Adjusted RoRWA (%)5	5.8	4.8			5.7	5.5	5.3

For footnotes see page 13
Adjusted profit before tax of $5.1bn was $1.0bn or 24% higher, reflecting strong revenue growth from deposits and Wealth Management. We achieved positive adjusted jaws of 4.7% as revenue growth (up 9.9%) exceeded growth in operating expenses (up 5.2%), which included investments in technology and business growth programmes.
Adjusted revenue of $15.2bn was $1.4bn or 10% higher, reflecting growth in both Retail Banking, and Wealth Management.
The revenue increase in Retail Banking resulted from:

●	growth in current accounts, savings and deposits (up $0.8bn) due to wider spreads and higher balances in Hong Kong, Mexico and the US.
This was partly offset by:

●	lower personal lending revenue (down $0.2bn) reflecting mortgage spread compression, notably in Hong Kong, the UK and mainland China, which was partly offset by balance growth.
The revenue increase in Wealth Management resulted from:

●	growth in insurance manufacturing revenue (up $0.5bn) including favourable market impacts of $257m due to interest rate and equity market movements, notably in Asia and France, compared with adverse market impacts in 9M16 of $320m, and higher insurance sales in Asia; and

●	higher investment distribution revenue (up $0.3bn), primarily driven by higher sales of mutual funds in Hong Kong, reflecting increased investor confidence.

Adjusted LICs of $0.8bn were $0.1bn or 10% lower as a result of decreases in Turkey of $63m and the US of $39m, reflecting improved credit quality. This was partly offset in Mexico where higher LICs ($43m) reflected targeted growth in unsecured lending and associated higher delinquency rates. In the UK, LICs also rose by $34m as we increased allowances against our mortgages and cards exposures. LICs in the UK remain at historically low levels (c.12bps of the overall portfolio).
Adjusted operating expenses of $9.4bn were $0.5bn or 5% higher, mainly from investment in growth initiatives, notably in retail business banking, in our international proposition through the introduction of new products and services, and in mainland China. Operating expense growth also reflected higher staff costs and inflation, however, these factors were substantially offset by transformational and other cost savings.

Commercial Banking
9M17 compared with 9M16 - adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2017	2016	9M17 vs. 9M16		2017	2017	2016
	$m	$m	$m	%	$m	$m	$m
Net operating income1
Global Trade and Receivables Finance	1,363	1,385	(22)	(2)	464	456	459
Credit and Lending	3,738	3,750	(12)	-	1,297	1,259	1,279
Global Liquidity and Cash Management	3,500	3,138	362	12	1,231	1,179	1,061
Markets products, Insurance and Investments, and Other6	1,153	1,225	(72)	(6)	355	372	384
Total	9,754	9,498	256	3	3,347	3,266	3,183
Adjusted RoRWA (%)5	2.4	2.2			2.2	2.3	2.2
For footnotes see page 13

HSBC Holdings plc Earnings Release 3Q17	9

Earnings Release - 3Q17

Adjusted profit before tax of $5.1bn was $0.6bn or 14% higher, reflecting lower LICs and higher revenue. We achieved positive adjusted jaws of 0.3%, as 2.7% revenue growth exceeded a 2.4% increase in operating expenses.
Adjusted revenue was $0.3bn or 3% higher, as strong growth in GLCM was partly offset by a small reduction in Global Trade and Receivables Finance ('GTRF') and as C&L remained broadly unchanged.

●
In GLCM, revenue increased by $362m or 12%, notably in Asia, reflecting wider spreads and balance growth, partly achieved through customer deposit retention initiatives. In the UK, average balances increased by 14%, but this was more than offset by narrower spreads following the base rate reduction in 2016.

●
In GTRF, revenue was $22m or 2% lower. While revenue has stabilised in 2017 following a period of decline, mainly from lending growth in Asia and Europe, this was more than offset by a reduction in Middle East and North Africa ('MENA') reflecting the effect of managed customer exits in the UAE.

●
In C&L revenue was broadly unchanged. In Asia revenue was lower, as balance growth was more than offset by spread compression, although in the UK revenue increased as lending growth more than offset narrower spreads.

Adjusted LICs of $0.3bn were $0.5bn lower, notably due to lower LICs in North America and the UK, primarily as 9M16 included charges against exposures in the oil and gas sector, and in Spain as 9M16 included charges related to an exposure in the construction sector. In addition, 9M17 included a release of allowances related to the construction sector in the UK. These reductions were partly offset by higher LICs in Hong Kong, notably as 9M17 included a small number of individually assessed LICs across various sectors.
Adjusted operating expenses were $0.1bn or 2% higher as we continued to invest in Global Standards. Salary inflation was offset by our cost-saving initiatives.

Global Banking and Markets
9M17 compared with 9M16 - adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2017	2016	9M17 vs. 9M16		2017	2017	2016
	$m	$m	$m	%	$m	$m	$m
Net operating income1
Global Markets	5,401	5,069	332	7	1,679	1,815	1,689
- FICC	4,410	4,312	98	2	1,348	1,484	1,425
Foreign Exchange	1,955	2,006	(51)	(3)	605	733	655
Rates	1,698	1,599	99	6	551	509	544
Credit	757	707	50	7	192	242	226
- Equities	991	757	234	31	331	331	264
Global Banking	2,893	2,778	115	4	943	1,077	995
Global Liquidity and Cash Management	1,609	1,387	222	16	567	530	475
Securities Services	1,281	1,155	126	11	442	441	408
Global Trade and Receivables Finance	532	515	17	3	174	180	175
Principal Investments	255	172	83	48	178	50	174
Credit and funding valuation adjustments7	(161)	(25)	(136)	>100	(66)	(92)	(77)
Other8	(109)	(49)	(60)	>100	(39)	7	(50)
Total	11,701	11,002	699	6	3,878	4,008	3,789
Adjusted RoRWA (%)5	2.2	1.7			2.0	2.3	2.0

For footnotes see page 13

Adjusted profit before tax of $4.9bn was $0.8bn or 19% higher, reflecting a strong revenue performance and a reduction in LICs of $0.4bn. We achieved positive adjusted jaws of 2.3%, as our revenue growth (up 6.4%) exceeded an increase in our operating expenses (up 4.1%).

Adjusted revenue increased by $0.7bn or 6% including a net adverse movement of $136m on credit and funding valuation adjustments. Excluding these movements, adjusted revenue increased by $0.8bn or 8%, with growth in all of our businesses:

●
Revenue increased from our transaction banking products, notably GLCM (up $0.2bn) and HSS (up $0.1bn). In GLCM, balances grew as we won client mandates and deposit spreads widened, notably in Asia and the US.

●
Global Markets revenue increased by $0.3bn, notably in Equities (up $0.2bn), as we continued to capture market share with Prime Financing products. In Fixed Income, Currencies and Commodities ('FICC'), revenue increased by $0.1bn as we captured increased client flows and grew market share in Europe in Rates and Credit.

●
Global Banking revenue increased by $0.1bn or 4%, reflecting growth in lending balances and continued momentum in investment banking products, which offset the effects of tightening spreads on lending in Asia. The increase in revenue also included recoveries on restructured facilities in 9M17, compared with write-downs in 9M16.

Adjusted LICs of $0.1bn decreased by $0.4bn. This reflected a reduction in individually assessed charges, particularly as the prior year included LICs on exposures in the oil and gas, and mining sectors in the US.

Adjusted operating expenses increased by $0.3bn or 4%, reflecting higher performance-related pay, and pension and severance costs, as well as strategic investments in GLCM, HSS and Foreign Exchange. Our continued cost management, efficiency improvements and FTE reductions were broadly offset by the effects of inflation.

10	HSBC Holdings plc Earnings Release 3Q17

Global Private Banking
9M17 compared with 9M16 - adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2017	2016	9M17 vs. 9M16		2017	2017	2016
	$m	$m	$m	%	$m	$m	$m
Net operating income1
Investment revenue	528	571	(43)	(8)	174	180	191
Lending	284	316	(32)	(10)	98	97	105
Deposit	294	258	36	14	103	103	82
Other	177	190	(13)	(7)	62	58	64
Total	1,283	1,335	(52)	(4)	437	438	442
Adjusted RoRWA (%)5	1.7	2.0			1.3	1.8	1.7

For footnotes see page 13

Adjusted profit before tax of $0.2bn was $56m or 22% lower as revenue decreased, partly offset by a reduction in costs.

Adjusted revenue of $1.3bn was $52m or 4% lower, reflecting the impact of client repositioning actions. These actions are largely complete. However, revenue from markets targeted for growth increased by 9%, particularly in Hong Kong as higher investment revenue reflected increased client activity, and deposit revenue benefited from wider spreads.

Adjusted LICs of $17m compared with net releases of $10m in 9M16. The figure in 9M17 primarily reflects a charge related to a single client in the UK.

Adjusted operating expenses of $1.1bn were $23m or 2% lower, mainly as a result of the managed reduction in FTEs and the impact of our cost-saving initiatives.

Net new money of $4bn reflected positive inflows of $13bn in key markets targeted for growth, particularly in Hong Kong. This was partly offset by outflows resulting from the repositioning of the business.

Corporate Centre
9M17 compared with 9M16 - adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2017	2016	9M17 vs. 9M16		2017	2017	2016
	$m	$m	$m	%	$m	$m	$m
Net operating income1
Central Treasury9	1,076	1,719	(643)	(37)	311	431	366
Legacy portfolios	88	606	(518)	(85)	(46)	106	275
- US run-off portfolio	47	570	(523)	(92)	(28)	47	150
- legacy credit	41	36	5	14	(18)	59	125
Other10	(44)	(63)	19	(30)	(79)	68	(235)
Total	1,120	2,262	(1,142)	(50)	186	605	406

For footnotes see page 13

Adjusted profit before tax of $2.1bn was $1.1bn or 34% lower, due to a reduction in revenue and higher operating expenses. This was partly offset by a reduction in LICs.

Adjusted revenue fell by $1.1bn or 50%, reflecting a decrease in Central Treasury ($0.6bn) and continuing disposals in the US run-off portfolio ($0.5bn). In Central Treasury revenue decreased as a result of:

●	lower favourable fair value movements relating to the economic hedging of interest and exchange rate risk on our long-term debt with long-term derivatives of $0.2bn compared with $0.5bn in 9M16;

●	higher interest on our debt (up $0.3bn), mainly reflecting the higher costs of debt issued to meet regulatory requirements; and

●	a reduction in revenue in BSM reflecting lower reinvestment yields.

Net loan impairment releases of $92m compared with adjusted LICs of $34m in 9M16. This reflected lower LICs in the US run-off portfolio together with higher net releases of impairment allowances in our legacy credit portfolio as collateral values improved.

Adjusted operating expenses were $0.1bn or 14% higher, in part due to a credit booked in 1Q16 relating to the 2015 UK bank levy $0.1bn. The remainder of the increase related to investment in regulatory programmes and compliance, partly offset by lower costs associated with our US run-off portfolio.

Adjusted income from associates rose by $26m or 1%.

HSBC Holdings plc Earnings Release 3Q17	11

Earnings Release - 3Q17

Balance sheet commentary compared with 30 June 2017

Total assets grew by $33.8bn or 1.4% on a reported basis. On a constant currency basis, total assets were broadly unchanged.

Loans and advances to customers

Reported loans and advances to customers grew by $25.3bn or 3%, driven by growth in Asia. This included the following:

●	favourable currency translation differences of $13.3bn; and

●	a $3.8bn increase in corporate overdraft balances in the UK relating to a small number of customers that settled their overdraft and deposit balances on a net basis.

Excluding these factors, loans and advances to customers grew by $8.2bn or 1%. We continued to grow lending in Asia (up $8.6bn) across all our global businesses, notably in Hong Kong, where CMB term lending increased, and we grew mortgage balances in RBWM. This reflected our continuing strategic focus on growth in the region.

Lending in Europe increased by $1.2bn, notably in the UK, as higher balances in RBWM were driven by UK mortgage growth of $2.8bn. CMB term lending in the UK increased, but this was offset by reductions in GB&M, which reflected a reduction in short-term assets, including overdrafts.

These lending increases were partly offset by a $1.4bn reduction in GB&M balances in North America, reflecting our active management of overall client returns.

Customer accounts

Customer accounts increased by $25.2bn or 2% on a reported basis. This included:

●	a favourable currency translation effect of $16.4bn; and

●	a $3.8bn increase in corporate current account balances, in line with the increase in corporate overdrafts.

Excluding these factors, customer accounts increased by $4.9bn. This reflected increases in Asia in CMB, RBWM and GB&M ($10.1bn combined), notably in Hong Kong, Singapore and Australia.

By contrast, Europe balances decreased by $6.8bn, primarily in GB&M and CMB, reflecting outflows of short-term deposits placed by a small number of customers in the UK and France.

Net interest margin

Net interest margin
	Nine months ended		Year ended
	30 Sep	30 Sep	31 Dec
	2017	2016	2016
	$m	$m	$m
Net interest income	20,904	22,945	29,813
Average interest earning assets	1,711,493	1,723,736	1,723,702
	%	%	%
Gross yield	2.36	2.55	2.46
Less: cost of funds	(0.87)	(0.93)	(0.87)
Net interest spread	1.49	1.62	1.59
Net interest margin	1.63	1.78	1.73

In 2016, we earned net interest income of $0.9bn from the operations in Brazil that we sold in that year (9M16: $0.9bn) from average interest-earning assets of $25.8bn (9M16: $25.2bn). Excluding these operations in Brazil, our net interest margin for 2016 was 1.70% (9M16: 1.73%) with a gross yield of 2.34% (9M16: 2.37%) and a cost of funds of 0.76% (9M16: 0.77%).

9M17 vs FY16

Net interest margin ('NIM') of 1.63% fell by 10bps, compared with NIM of 1.73% for 2016. Excluding the effects of the sale of our operations in Brazil (completed on 1 July 2016) and foreign currency translation, NIM fell by 5bps.

The fall in NIM reflected:

●	The continuing run-off of our higher-yielding US CML portfolio;

●
Pressure on asset yields, notably in Europe, reflecting negative interest rates in continental Europe, market competition and decreased yields on mortgages in the UK, due to a change in portfolio mix towards lower-yielding fixed-rate products, partly offset by the benefits of lending volume growth in Asia and central bank rate rises in Mexico; and

●	Higher Group debt costs, affected by the longer maturities and the structural subordination of our new issuance. The cost of debt was also affected by the US dollar rate rises.

These decreases were partly offset by:

●	The benefits of US dollar rate rises, notably from increased yields on our surplus liquidity; and

●
A lower cost of customer accounts in Europe, reflecting base rate reductions in the UK and negative interest rates in continental Europe, and in Asia reflecting a change in mix towards lower-cost accounts.

9M17 NIM remained broadly unchanged from 1H17.

12	HSBC Holdings plc Earnings Release 3Q17

Notes

●
Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2017 and the quarter ended 30 September 2016. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2017 and the corresponding balances at 30 June 2017.

●
The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described on pages 194 to 203 of our Annual Report and Accounts 2016.

●
The Board has adopted a policy of paying quarterly interim dividends on ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Footnotes to financial performance Commentary
1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
2	'Other personal lending' includes personal non-residential closed-end loans and personal overdrafts.
3
'Investment distribution' includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and Wealth Insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

4	'Other' mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
5
Adjusted return on average risk-weighted assets ('RoRWA') is used to measure the performance of RBWM, CMB, GB&M and GPB. Adjusted RoRWA is calculated using annualised profit before tax and reported average risk-weighted assets at constant currency adjusted for the effects of significant items.

6	'Markets products, Insurance and Investments and Other' includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and Global Banking products.
7
In 3Q17, credit and funding valuation adjustments included an adverse fair value movement of $126m on the widening of credit spreads on structured liabilities (3Q16: adverse fair value movement of $160m; 2Q17: adverse fair value movement of $216m).

8
'Other' in GB&M includes net interest earned on free capital held in the global business not assigned to products, allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities that is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within 'Other'.

9
Central Treasury includes revenue relating to BSM of $584m (2Q17: $643m; 3Q16: $744m), interest expense of $331m (2Q17: $296m; 3Q16: $293m) and favourable valuation differences on issued long-term debt and associated swaps of $80m (2Q17: favourable movements of $125m; 3Q16: favourable movements of $108m). Revenue relating to BSM includes other internal allocations, including notional tax credits to reflect the economic benefit generated by certain activities that is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in other Central Treasury.

10	'Other' in Corporate Centre includes internal allocations relating to legacy credit.

HSBC Holdings plc Earnings Release 3Q17	13

Earnings Release - 3Q17

Cautionary statement regarding forward-looking statements
This Earnings Release contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.
Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:

●
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

●
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers, corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

●
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreement with US authorities; and other risks and uncertainties we identify in the 'top and emerging risks' on pages 64 to 67 of the Annual Report and Accounts 2016.

For further information contact:

Investor Relations	Media Relations
UK - Richard O'Connor	UK - Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045
Email: investorrelations@hsbc.com

Hong Kong - Hugh Pye	Hong Kong - Gareth Hewett
Tel: +852 2822 4908	Tel: +852 2822 4929

US - Rob Sherman
Tel: +1 (1) 212 525 6901

14	HSBC Holdings plc Earnings Release 3Q17

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2017	2016	2017	2017	2016
	$m	$m	$m	$m	$m
Net interest income	20,904	22,945	7,127	6,990	7,185
Net fee income	9,746	9,848	3,255	3,267	3,262
Net trading income	5,758	7,555	1,830	1,682	2,231
Net income/(expense) from financial instruments designated at fair value	3,048	(252)	1,041	1,078	(813)
- changes in fair value of long-term debt issued and related derivatives	752	(1,402)	272	540	(1,672)
- net income from other financial instruments designated at fair value	2,296	1,150	769	538	859
Gains less losses from financial investments	1,079	1,271	388	353	306
Dividend income	89	78	40	36	14
Net insurance premium income	7,462	7,891	2,651	2,018	2,535
Other operating income/(expense)	416	(847)	(110)	324	(1,491)
Total operating income	48,502	48,489	16,222	15,748	13,229
Net insurance claims and benefits paid and movement in liabilities to policyholders	(9,358)	(9,507)	(3,244)	(2,575)	(3,717)
Net operating income before loan impairment charges and other credit risk provisions	39,144	38,982	12,978	13,173	9,512
Loan impairment charges and other credit risk provisions	(1,111)	(2,932)	(448)	(427)	(566)
Net operating income	38,033	36,050	12,530	12,746	8,946
Total operating expenses	(24,989)	(27,349)	(8,546)	(8,115)	(8,721)
Operating profit	13,044	8,701	3,984	4,631	225
Share of profit in associates and joint ventures	1,819	1,856	636	651	618
Profit before tax	14,863	10,557	4,620	5,282	843
Tax expense	(3,310)	(3,094)	(1,115)	(994)	(803)
Profit after tax	11,553	7,463	3,505	4,288	40
Attributable to:
- ordinary shareholders of the parent company	9,957	5,739	2,958	3,869	(617)
- preference shareholders of the parent company	67	67	22	23	22
- other equity holders	722	902	256	153	391
- non-controlling interests	807	755	269	243	244
Profit after tax	11,553	7,463	3,505	4,288	40
	$	$	$	$	$
Basic earnings per share	0.50	0.29	0.15	0.19	(0.03)
Diluted earnings per share	0.50	0.29	0.15	0.19	(0.03)
Dividend per ordinary share (in respect of the period)	0.30	0.30	0.10	0.10	0.10
	%	%	%	%	%
Return on average ordinary shareholders' equity (annualised)	8.2	4.4	7.1	9.5	(1.4)
Return on average risk-weighted assets1	2.3	1.3	2.1	2.4	0.3
Cost efficiency ratio	63.8	70.2	65.8	61.6	91.7

1	Return on average risk-weighted assets is calculated using annualised profit before tax and reported average risk-weighted assets.

HSBC Holdings plc Earnings Release 3Q17	15

Earnings Release - 3Q17

Summary consolidated balance sheet

	At
	30 Sep	30 Jun	31 Dec
	2017	2017	2016
	$m	$m	$m
Assets
Cash and balances at central banks	162,555	163,353	128,009
Trading assets	334,283	320,037	235,125
Financial assets designated at fair value	28,952	27,937	24,756
Derivatives	221,936	229,719	290,872
Loans and advances to banks	89,710	86,633	88,126
Loans and advances to customers	945,168	919,838	861,504
Reverse repurchase agreements - non-trading	184,920	196,834	160,974
Financial investments	383,898	385,378	436,797
Assets held for sale	669	2,301	4,389
Other assets	174,123	160,413	144,434
Total assets	2,526,214	2,492,443	2,374,986
Liabilities and equity
Liabilities
Deposits by banks	69,653	64,230	59,939
Customer accounts	1,337,121	1,311,958	1,272,386
Repurchase agreements - non-trading	122,196	145,306	88,958
Trading liabilities	227,961	202,401	153,691
Financial liabilities designated at fair value	95,205	93,163	86,832
Derivatives	213,269	223,413	279,819
Debt securities in issue	59,740	63,289	65,915
Liabilities of disposal groups held for sale	1,093	620	2,790
Liabilities under insurance contracts	83,770	81,147	75,273
Other liabilities	117,462	111,130	106,805
Total liabilities	2,327,470	2,296,657	2,192,408
Equity
Total shareholders' equity	191,013	188,396	175,386
Non-controlling interests	7,731	7,390	7,192
Total equity	198,744	195,786	182,578
Total liabilities and equity	2,526,214	2,492,443	2,374,986
	%	%	%
Loans and advances to customers as a percentage of customer accounts	70.7	70.1	67.7

16	HSBC Holdings plc Earnings Release 3Q17

Capital

Transitional own funds disclosure
		At
		30 Sep	30 Jun
		2017	2017
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	160,966	160,026
28	Total regulatory adjustments to common equity tier 1	(31,186)	(31,117)
29	Common equity tier 1 capital	129,780	128,909
36	Additional tier 1 capital before regulatory adjustments	25,189	23,695
43	Total regulatory adjustments to additional tier 1 capital	(111)	(110)
44	Additional tier 1 capital	25,078	23,585
45	Tier 1 capital	154,858	152,494
51	Tier 2 capital before regulatory adjustments	32,003	31,885
57	Total regulatory adjustments to tier 2 capital	(498)	(487)
58	Tier 2 capital	31,505	31,398
59	Total capital (TC = T1 + T2)	186,363	183,892
60	Total risk-weighted assets	888,628	876,118
	Capital ratios	%	%
61	Common equity tier 1 ratio	14.6	14.7
62	Tier 1 ratio	17.4	17.4
63	Total capital ratio	21.0	21.0

*	The references identify the lines prescribed in the European Banking Authority ('EBA') template that are applicable and where there is a value.

Capital

Our CET1 capital ratio decreased to14.6%, mainly as a result of a $12.5bn rise in RWAs.

CET1 capital increased in the quarter by $0.9bn, due to:

●	$0.9bn of capital generation through profits, net of dividends and scrip; and

●	favourable foreign currency translation differences of $1.8bn.

These increases were partly offset by the share buy-back of $2.0bn.

Our 2017 Pillar 2A requirement, as per the PRA's Individual Capital Guidance based on a point in time assessment, is 3.5% of RWAs, of which 2.0% is met by CET1.

Risk-weighted assets

RWAs

RWAs increased by $12.5bn during the third quarter of the year, including an increase of $7.6bn due to foreign currency translation differences. The remaining increase of $4.9bn was mainly due to an increase in asset size of $16.1bn and changes to methodology and policy of $2.2bn, less reductions of $13.0bn due to RWA initiatives.

Asset size

Asset size movements principally derive from:

●	corporate lending growth in CMB and GB&M businesses which increased RWAs by $10.5bn, mainly in Asia and Europe;

●	retail lending growth in RBWM, primarily in Asia, which increased RWAs by $1.5bn; and

●	new transactions and changes in parameters which increased counterparty credit risk and market risk RWAs by $3.3bn, mainly in Europe.

Methodology and policy

Methodology and policy movements arise mainly from changes of $1.1bn to the treatment of non-performing retail exposures and an increase in the risk weight floors applied by the Hong Kong Monetary Authority to local mortgages of $0.6bn.
RWA initiatives

Reduced exposures, refined calculations and process improvements reduced RWAs by $11.8bn, and continued reduction in legacy credit and US run-off portfolios reduced them by a further $1.2bn.

HSBC Holdings plc Earnings Release 3Q17	17

Earnings Release - 3Q17

Overview of RWAs
		30 Sep	30 Jun	30 Sep
		2017	2017	2017
		RWA	RWA	Capital requirement1
		$bn	$bn	$bn
1	Credit risk (excluding Counterparty credit risk)	615.9	601.9	49.3
2	Standardised approach	129.8	130.2	10.4
3	Foundation IRB (FIRB) approach2	27.7	26.9	2.2
4	Advanced IRB (AIRB) approach2	458.4	444.8	36.7
6	Counterparty credit risk	59.8	61.5	4.8
7	Mark to market	37.2	36.7	3.0
10	Internal model method (IMM)	10.0	10.0	0.8
11	Risk exposure amount for contributions to the default fund of a CCP	0.7	0.7	0.1
12	CVA	11.9	14.1	0.9
13	Settlement risk	0.7	0.3	0.1
14	Securitisation exposures in the banking book (after the cap)	22.8	22.7	1.8
15	IRB approach	20.0	19.7	1.6
16	IRB supervisory formula approach (SFA)	0.2	0.2	-
17	Internal assessment approach (IAA)	1.5	1.6	0.1
18	Standardised approach	1.1	1.2	0.1
19	Market risk	42.6	43.6	3.4
20	Standardised approach	4.4	3.8	0.3
21	Internal models approach (IMA)	38.2	39.8	3.1
23	Operational risk	98.0	98.0	7.8
25	Standardised approach	98.0	98.0	7.8
27	Amounts below the thresholds for deduction (subject to 250% risk weight)	48.8	48.1	3.9
29	Total	888.6	876.1	71.1

1	'Capital requirement' here, and in all tables where the term is used, represents the Pillar 1 capital charge at 8% of the RWAs.

2	Internal ratings based.

RWAs by global business
	RBWM	CMB	GB&M	GPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	93.8	274.2	175.7	13.4	130.4	687.5
Counterparty credit risk	-	-	57.8	0.2	2.5	60.5
Market risk	-	-	40.6	-	2.0	42.6
Operational risk	27.4	24.2	30.9	2.8	12.7	98.0
At 30 Sep 2017	121.2	298.4	305.0	16.4	147.6	888.6

RWAs by geographical region
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	231.8	278.0	47.6	104.0	26.1	687.5
Counterparty credit risk	30.7	15.1	1.1	12.3	1.3	60.5
Market risk1	28.9	22.9	2.7	7.3	0.9	42.6
Operational risk	30.9	36.6	7.5	12.8	10.2	98.0
At 30 Sep 2017	322.3	352.6	58.9	136.4	38.5	888.6

1	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

18	HSBC Holdings plc Earnings Release 3Q17

RWA movement by global businesses by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2017	116.6	289.2	265.0	16.4	145.3	43.6	876.1
RWA initiatives	-	(3.1)	(7.9)	-	(1.0)	(1.0)	(13.0)
Asset size	2.2	7.2	6.7	-	(0.5)	0.5	16.1
Asset quality	-	0.2	(1.1)	-	0.6	-	(0.3)
Model updates	-	-	-	(0.1)	-	-	(0.1)
- portfolios moving onto IRB approach	-	-	-	(0.1)	-	-	(0.1)
- new/updated models	-	-	-	-	-	-	-
Methodology and policy	1.5	1.3	(0.4)	-	0.3	(0.5)	2.2
- internal updates	0.9	1.3	(0.4)	-	0.3	(0.5)	1.6
- external updates - regulatory	0.6	-	-	-	-	-	0.6
Foreign exchange movements	0.9	3.6	2.1	0.1	0.9	-	7.6
Total RWA movement	4.6	9.2	(0.6)	-	0.3	(1.0)	12.5
RWAs at 30 Sep 2017	121.2	298.4	264.4	16.4	145.6	42.6	888.6

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2017	282.3	325.5	56.4	130.6	37.7	43.6	876.1
RWA initiatives	(4.4)	(3.3)	(0.6)	(3.7)	-	(1.0)	(13.0)
Asset size	8.4	6.3	(0.1)	0.9	0.1	0.5	16.1
Asset quality	0.8	(1.5)	0.5	(0.3)	0.2	-	(0.3)
Model updates	(0.1)	-	-	-	-	-	(0.1)
- portfolios moving onto IRB approach	(0.1)	-	-	-	-	-	(0.1)
- new/updated models	-	-	-	-	-	-	-
Methodology and policy	0.7	1.4	-	0.6	-	(0.5)	2.2
- internal updates	0.7	0.8	-	0.6	-	(0.5)	1.6
- external updates - regulatory	-	0.6	-	-	-	-	0.6
Foreign exchange movements	5.7	1.3	-	1.0	(0.4)	-	7.6
Total RWA movement	11.1	4.2	(0.2)	(1.5)	(0.1)	(1.0)	12.5
RWAs at 30 Sep 2017	293.4	329.7	56.2	129.1	37.6	42.6	888.6

RWA flow statements of credit risk exposures under IRB approach1
		Three months to
		30 Sep	30 Jun	30 Sep
		2017	2017	2017
		RWAs	RWAs	Capital requirement
		$bn	$bn	$bn
1	RWAs at the beginning of the period	471.7	470.3	37.7
2	Asset size	6.9	0.7	0.6
3	Asset quality	(0.2)	(4.1)	-
4	Model updates	-	0.7	-
5	Methodology and policy	1.4	(2.5)	0.1
6	Acquisitions and disposals	-	(1.5)	-
7	Foreign exchange movements	6.3	8.1	0.5
9	RWAs at the end of the period	486.1	471.7	38.9

1	This table includes RWA initiatives of $5.7bn allocated across the RWA flow layers to which they relate.

HSBC Holdings plc Earnings Release 3Q17	19

Earnings Release - 3Q17

RWA flow statements of counterparty credit risk exposures under the IMM1
		Three months to
		30 Sep	30 Jun	30 Sep
		2017	2017	2017
		RWAs	RWAs	Capital requirement
		$bn	$bn	$bn
1	RWAs at the beginning of the period	14.1	14.3	1.1
2	Asset size	(0.3)	0.7	-
3	Asset quality	(0.1)	(0.2)	-
4	Model updates	-	-	-
5	Methodology and policy	(0.4)	(0.7)	-
9	RWAs at the end of the period	13.3	14.1	1.1

1	This table includes RWA initiatives of $0.6bn allocated across the RWA flow layers to which they relate.

RWA flow statements of market risk exposures under the IMA1
		VaR	StressedVaR	IRC	Other	Total RWA	Capital requirement
		$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 1 Jul 2017	8.8	14.5	11.8	4.7	39.8	3.2
2	Movement in risk levels	1.3	1.7	1.3	(2.5)	1.8	0.1
3	Model updates/changes	(0.9)	(0.7)	-	-	(1.6)	(0.1)
4	Methodology and policy	(1.2)	(0.3)	(0.3)	-	(1.8)	(0.1)
8	RWAs at 30 Sep 2017	8.0	15.2	12.8	2.2	38.2	3.1

1	RWAs at 1 Apr 2017	9.5	12.3	10.1	2.2	34.1	2.7
2	Movement in risk levels	0.4	1.9	1.7	2.5	6.5	0.5
3	Model updates/changes	(1.6)	(0.2)	-	-	(1.8)	(0.1)
4	Methodology and policy	0.5	0.5	-	-	1.0	0.1
8	RWAs at 30 Jun 2017	8.8	14.5	11.8	4.7	39.8	3.2

1	This table includes RWA initiatives of $1.0bn allocated across the RWA flow layers to which they relate.

Leverage

Leverage ratio
		At
		30 Sep	30 Jun
		2017	2017
Ref*		$bn	$bn
20	Tier 1 capital	146.2	144.0
21	Total leverage ratio exposure	2,566.5	2,533.0
		%	%
22	Leverage ratio	5.7	5.7
EU-23	Choice on transitional arrangements for the definition of the capital measure	Fully phased in	Fully phased in
	UK leverage ratio exposure - quarterly average	2,378.0	2,343.2
		%	%
	UK leverage ratio - quarterly average	6.1	6.0
	UK leverage ratio - quarter end	6.1	6.1

*	The references identify the lines prescribed in the EBA template.

Our leverage ratio calculated in accordance with CRD IV was 5.7% at 30 September 2017, unchanged from 30 June 2017.

At 30 September 2017, our UK minimum leverage ratio requirement of 3% was supplemented by an additional leverage ratio buffer of 0.4% and a countercyclical leverage ratio buffer of 0.1%. These additional buffers translate into capital values of $10.5bn and $3.5bn, respectively. We comfortably exceeded these leverage requirements.

In October 2017, following the FPC recommendation, the PRA increased the minimum requirement for the UK leverage ratio from 3% to 3.25%. The increase will apply to the Group's reporting and disclosure requirements from 31 December 2017 onwards.

20	HSBC Holdings plc Earnings Release 3Q17

Summary information - global businesses

HSBC adjusted profit before tax
	Nine months ended 30 Sep 2017
	Retail Bankingand WealthManagement	CommercialBanking	GlobalBanking andMarkets	GlobalPrivateBanking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net interest income/(expense)	10,328	6,640	3,434	603	(98)	20,907
Net fee income/(expense)	3,878	2,640	2,730	528	(30)	9,746
Net trading income1	331	383	4,925	140	270	6,049
Other income2	689	91	612	12	978	2,382
Net operating income before loan impairment charges and other credit risk provisions	15,226	9,754	11,701	1,283	1,120	39,084
Loan impairment (charges)/recoveries and other credit risk provisions	(794)	(306)	(86)	(17)	92	(1,111)
Net operating income	14,432	9,448	11,615	1,266	1,212	37,973
Total operating expenses	(9,376)	(4,362)	(6,677)	(1,068)	(899)	(22,382)
Operating profit	5,056	5,086	4,938	198	313	15,591
Share of profit in associates and joint ventures	2	-	-	-	1,817	1,819
Adjusted profit before tax	5,058	5,086	4,938	198	2,130	17,410
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	29.1	29.2	28.4	1.1	12.2	100.0
Adjusted cost efficiency ratio	61.6	44.7	57.1	83.2	80.3	57.3

	Nine months ended 30 Sep 2016
Net interest income	9,599	6,331	3,648	601	996	21,175
Net fee income/(expense)	3,576	2,687	2,646	574	(91)	9,392
Net trading income1	303	364	4,559	144	1,959	7,329
Other income/(expense)2	371	116	149	16	(602)	50
Net operating income before loan impairment charges and other credit risk provisions	13,849	9,498	11,002	1,335	2,262	37,946
Loan impairment (charges)/recoveries and other credit risk provisions	(880)	(767)	(453)	10	(34)	(2,124)
Net operating income	12,969	8,731	10,549	1,345	2,228	35,822
Total operating expenses	(8,912)	(4,259)	(6,415)	(1,091)	(788)	(21,465)
Operating profit	4,057	4,472	4,134	254	1,440	14,357
Share of profit in associates and joint ventures	19	-	-	-	1,791	1,810
Adjusted profit before tax	4,076	4,472	4,134	254	3,231	16,167
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	25.2	27.6	25.6	1.6	20.0	100.0
Adjusted cost efficiency ratio	64.4	44.8	58.3	81.7	34.8	56.6

1
Net trading income includes the revenues of internally funding trading assets, while the related costs are reported in net interest income. In our global business results, the total cost of funding trading assets is included within Corporate Centre net trading income as an interest expense. In the statutory presentation, internal interest income and expense are eliminated.

2
Other income in this context comprises where applicable net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income/(expense) and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

HSBC Holdings plc Earnings Release 3Q17	21

Earnings Release - 3Q17

HSBC adjusted profit before tax (continued)
	Quarter ended 30 Sep 2017
	Retail Bankingand WealthManagement	CommercialBanking	GlobalBanking andMarkets	GlobalPrivateBanking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net interest income/(expense)	3,583	2,352	1,182	209	(196)	7,130
Net fee income/(expense)	1,362	866	855	173	(1)	3,255
Net trading income1	34	113	1,540	45	143	1,875
Other income2	204	16	301	10	240	771
Net operating income before loan impairment charges and other credit risk provisions	5,183	3,347	3,878	437	186	13,031
Loan impairment (charges)/recoveries and other credit risk provisions	(238)	(188)	(45)	(16)	39	(448)
Net operating income	4,945	3,159	3,833	421	225	12,583
Total operating expenses	(3,255)	(1,516)	(2,298)	(366)	(341)	(7,776)
Operating profit/(loss)	1,690	1,643	1,535	55	(116)	4,807
Share of profit in associates and joint ventures	13	-	-	-	623	636
Adjusted profit before tax	1,703	1,643	1,535	55	507	5,443
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	31.3	30.2	28.2	1.0	9.3	100.0
Adjusted cost efficiency ratio	62.8	45.3	59.3	83.8	183.3	59.7

	Quarter ended 30 Jun 2017
Net interest income	3,454	2,203	1,204	207	19	7,087
Net fee income/(expense)	1,309	882	983	182	(33)	3,323
Net trading income1	156	146	1,543	48	48	1,941
Other income2	175	35	278	1	571	1,060
Net operating income before loan impairment charges and other credit risk provisions	5,094	3,266	4,008	438	605	13,411
Loan impairment (charges)/recoveries and other credit risk provisions	(266)	(117)	(58)	-	15	(426)
Net operating income	4,828	3,149	3,950	438	620	12,985
Total operating expenses	(3,229)	(1,474)	(2,221)	(365)	(245)	(7,534)
Operating profit	1,599	1,675	1,729	73	375	5,451
Share of profit/(loss) in associates and joint ventures	(21)	-	-	-	689	668
Adjusted profit before tax	1,578	1,675	1,729	73	1,064	6,119
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	25.8	27.4	28.2	1.2	17.4	100.0
Adjusted cost efficiency ratio	63.4	45.1	55.4	83.3	40.5	56.2

	Quarter ended 30 Sep 2016
Net interest income	3,269	2,144	1,297	198	195	7,103
Net fee income/(expense)	1,288	904	944	196	(70)	3,262
Net trading income1	120	125	1,457	47	519	2,268
Other income/(expense)2	214	10	91	1	(238)	78
Net operating income before loan impairment charges and other credit risk provisions	4,891	3,183	3,789	442	406	12,711
Loan impairment (charges)/recoveries and other credit risk provisions	(349)	(242)	(22)	(2)	48	(567)
Net operating income	4,542	2,941	3,767	440	454	12,144
Total operating expenses	(3,013)	(1,414)	(2,185)	(368)	(262)	(7,242)
Operating profit	1,529	1,527	1,582	72	192	4,902
Share of profit in associates and joint ventures	4	-	-	-	615	619
Adjusted profit before tax	1,533	1,527	1,582	72	807	5,521
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	27.8	27.7	28.6	1.3	14.6	100.0
Adjusted cost efficiency ratio	61.6	44.4	57.7	83.3	64.5	57.0

1
Net trading income includes the revenues of internally funding trading assets, while the related costs are reported in net interest income. In our global business results, the total cost of funding trading assets is included within Corporate Centre net trading income as an interest expense. In the statutory presentation, internal interest income and expense are eliminated.

2
Other income in this context comprises where applicable net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income/(expense) and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

22	HSBC Holdings plc Earnings Release 3Q17

Global Private Banking - reported client assets1
	Quarter ended
	30 Sep	30 Jun	30 Sep
	2017	2017	2016
	$bn	$bn	$bn
Opening balance	315	306	317
Net new money	3	-	(4)
- of which: areas targeted for growth	6	3	-
Value change	5	5	6
Disposals	(1)	(2)	-
Exchange and other	5	6	(4)
Closing balance	327	315	315

	Quarter ended
	30 Sep	30 Jun	30 Sep
	2017	2017	2016
	$bn	$bn	$bn
Europe	157	154	158
Asia	129	119	113
North America	41	42	41
Latin America	-	-	3
Middle East2	-	-	-
Closing balance	327	315	315

1
Client assets are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet, and customer deposits, which are reported on the Group's balance sheet.

2	'Middle East' is an offshore business, therefore client assets are booked across to various regions, primarily in Europe.

HSBC Holdings plc Earnings Release 3Q17	23

Earnings Release - 3Q17

Summary information - geographical regions

HSBC reported profit/(loss) before tax
	Nine months ended 30 Sep 2017
	Europe	Asia	MENA	North America	LatinAmerica	Intra-HSBCitems	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,286	10,331	1,312	2,593	1,547	(165)	20,904
Net fee income	3,204	4,267	470	1,418	387	-	9,746
Net trading income1	2,506	2,274	154	374	285	165	5,758
Other income2	2,441	2,565	86	530	163	(3,049)	2,736
Net operating income before loan impairment charges and other credit risk provisions	13,437	19,437	2,022	4,915	2,382	(3,049)	39,144
Loan impairment (charges)/recoveries and other credit risk provisions	(152)	(544)	(175)	158	(398)	-	(1,111)
Net operating income	13,285	18,893	1,847	5,073	1,984	(3,049)	38,033
Total operating expenses	(12,791)	(8,663)	(1,037)	(3,997)	(1,550)	3,049	(24,989)
Operating profit	494	10,230	810	1,076	434	-	13,044
Share of profit in associates and joint ventures	28	1,429	358	4	-	-	1,819
Profit before tax	522	11,659	1,168	1,080	434	-	14,863
	%	%	%	%	%		%
Share of HSBC's profit before tax	3.5	78.4	7.9	7.3	2.9		100.0
Cost efficiency ratio	95.2	44.6	51.3	81.3	65.1		63.8

	Nine months ended 30 Sep 2016
Net interest income	6,549	9,294	1,405	3,255	2,499	(57)	22,945
Net fee income	3,285	3,960	548	1,448	607	-	9,848
Net trading income1	4,020	2,477	304	330	367	57	7,555
Other income/(expense)2	27	2,020	80	499	(1,513)	(2,479)	(1,366)
Net operating income before loan impairment charges and other credit risk provisions	13,881	17,751	2,337	5,532	1,960	(2,479)	38,982
Loan impairment charges and other credit risk provisions	(386)	(552)	(184)	(705)	(1,105)	-	(2,932)
Net operating income	13,495	17,199	2,153	4,827	855	(2,479)	36,050
Total operating expenses	(13,524)	(7,887)	(1,206)	(4,707)	(2,504)	2,479	(27,349)
Operating profit/(loss)	(29)	9,312	947	120	(1,649)	-	8,701
Share of profit/(loss) in associates and joint ventures	(3)	1,503	361	(4)	(1)	-	1,856
Profit/(loss) before tax	(32)	10,815	1,308	116	(1,650)	-	10,557
	%	%	%	%	%		%
Share of HSBC's profit before tax	(0.3)	102.4	12.4	1.1	(15.6)		100.0
Cost efficiency ratio	97.4	44.4	51.6	85.1	127.8		70.2

1	Net trading income includes the revenues of internally funding trading assets, while the related costs are reported in net interest income.

2
Other income in this context comprises where applicable net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income/(expense) and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

24	HSBC Holdings plc Earnings Release 3Q17

HSBC reported profit/(loss) before tax
	Quarter ended 30 Sep 2017
	Europe	Asia	MENA	North America	LatinAmerica	Intra-HSBCitems	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,816	3,566	454	823	537	(69)	7,127
Net fee income	1,029	1,448	154	489	135	-	3,255
Net trading income1	816	700	36	100	109	69	1,830
Other income2	873	937	16	7	52	(1,119)	766
Net operating income before loan impairment charges and other credit risk provisions	4,534	6,651	660	1,419	833	(1,119)	12,978
Loan impairment (charges)/recoveries and other credit risk provisions	(171)	(96)	(53)	21	(149)	-	(448)
Net operating income	4,363	6,555	607	1,440	684	(1,119)	12,530
Total operating expenses	(4,430)	(3,023)	(364)	(1,314)	(534)	1,119	(8,546)
Operating profit/(loss)	(67)	3,532	243	126	150	-	3,984
Share of profit in associates and joint ventures	17	497	121	1	-	-	636
Profit/(loss) before tax	(50)	4,029	364	127	150	-	4,620
	%	%	%	%	%		%
Share of HSBC's profit before tax	(1.1)	87.3	7.9	2.7	3.2		100.0
Cost efficiency ratio	97.7	45.5	55.2	92.6	64.1		65.8

	Quarter ended 30 Jun 2017
Net interest income	1,766	3,433	451	876	522	(58)	6,990
Net fee income	1,132	1,413	158	435	129	-	3,267
Net trading income1	646	670	35	160	113	58	1,682
Other income2	1,146	730	65	249	50	(1,006)	1,234
Net operating income before loan impairment charges and other credit risk provisions	4,690	6,246	709	1,720	814	(1,006)	13,173
Loan impairment (charges)/recoveries and other credit risk provisions	14	(281)	(65)	31	(126)	-	(427)
Net operating income	4,704	5,965	644	1,751	688	(1,006)	12,746
Total operating expenses	(3,933)	(2,946)	(351)	(1,373)	(518)	1,006	(8,115)
Operating profit	771	3,019	293	378	170	-	4,631
Share of profit in associates and joint ventures	7	517	124	3	-	-	651
Profit before tax	778	3,536	417	381	170	-	5,282
	%	%	%	%	%		%
Share of HSBC's profit before tax	14.8	66.9	7.9	7.2	3.2		100.0
Cost efficiency ratio	83.9	47.2	49.5	79.8	63.6		61.6

	Quarter ended 30 Sep 2016
Net interest income	2,033	3,153	482	1,019	523	(25)	7,185
Net fee income	1,109	1,389	163	478	123	-	3,262
Net trading income1	1,180	774	73	109	70	25	2,231
Other income/(expense)2	(1,299)	683	7	(26)	(1,681)	(850)	(3,166)
Net operating income/(expense) before loan impairment charges and other credit risk provisions	3,023	5,999	725	1,580	(965)	(850)	9,512
Loan impairment charges and other credit risk provisions	(44)	(208)	(88)	(88)	(138)	-	(566)
Net operating income/(expense)	2,979	5,791	637	1,492	(1,103)	(850)	8,946
Total operating expenses	(4,594)	(2,642)	(419)	(1,424)	(492)	850	(8,721)
Operating profit/(loss)	(1,615)	3,149	218	68	(1,595)	-	225
Share of profit/(loss) in associates and joint ventures	(2)	511	111	(2)	-	-	618
Profit/(loss) before tax	(1,617)	3,660	329	66	(1,595)	-	843
	%	%	%	%	%		%
Share of HSBC's profit before tax	(191.8)	434.2	39.0	7.8	(189.2)		100.0
Cost efficiency ratio	152.0	44.0	57.8	90.1	(51.0)		91.7

1	Net trading income includes the revenues of internally funding trading assets, while the related costs are reported in net interest income.

2
Other income in this context comprises where applicable net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income/(expense) and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

HSBC Holdings plc Earnings Release 3Q17	25

Earnings Release - 3Q17

Appendix - selected information

Supplementary analysis of significant items by global business is presented below.

Reconciliation of reported and adjusted results - global businesses
	Nine months ended 30 Sep 2017
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	15,462	9,754	11,361	1,303	1,264	39,144
Significant items	(236)	-	340	(20)	(144)	(60)
- DVA on derivative contracts	-	-	340	-	-	340
- fair value movements on non-qualifying hedges1	-	-	-	-	(50)	(50)
- gain on disposal of our investment in Vietnam Technological and Commercial Joint Stock Bank	-	-	-	-	(126)	(126)
- gain on disposal of our membership interest in Visa - US	(312)	-	-	-	-	(312)
- portfolio disposals	73	-	-	(20)	110	163
- provisions arising from the ongoing review of compliance with the UK Consumer Credit Act	3	-	-	-	-	3
- other acquisitions, disposals and dilutions	-	-	-	-	(78)	(78)
Adjusted	15,226	9,754	11,701	1,283	1,120	39,084
Loan impairment charge and other credit risk provisions ('LICs')
Reported	(794)	(306)	(86)	(17)	92	(1,111)
Adjusted	(794)	(306)	(86)	(17)	92	(1,111)
Operating expenses
Reported	(9,983)	(4,382)	(6,398)	(1,074)	(3,152)	(24,989)
Significant items	607	20	(279)	6	2,253	2,607
- costs associated with portfolio disposals	-	-	-	1	13	14
- costs associated with the UK's exit from the EU	-	-	4	-	8	12
- costs to achieve	224	20	143	5	1,955	2,347
- costs to establish UK ring-fenced bank	-	-	-	-	277	277
- provisions/(releases) in connection with legalmatters	-	-	(426)	-	-	(426)
- UK customer redress programmes	383	-	-	-	-	383
Adjusted	(9,376)	(4,362)	(6,677)	(1,068)	(899)	(22,382)
Share of profit in associates and joint ventures
Reported	2	-	-	-	1,817	1,819
Adjusted	2	-	-	-	1,817	1,819
Profit before tax
Reported	4,687	5,066	4,877	212	21	14,863
Significant items	371	20	61	(14)	2,109	2,547
- revenue	(236)	-	340	(20)	(144)	(60)
- operating expenses	607	20	(279)	6	2,253	2,607
Adjusted	5,058	5,086	4,938	198	2,130	17,410

1	Excludes items where there are substantial offsets in the income statement for the same period.

26	HSBC Holdings plc Earnings Release 3Q17

Reconciliation of reported and adjusted results - global businesses (continued)
	Nine months ended 30 Sep 2016
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	15,674	10,364	11,692	1,372	(120)	38,982
Currency translation	(359)	(322)	(300)	(21)	(70)	(1,072)
Significant items	(1,466)	(544)	(390)	(16)	2,452	36
- DVA on derivative contracts	-	-	(96)	-	-	(96)
- fair value movements on non-qualifying hedges1	2	-	-	-	383	385
- gain on the disposal of our membership interest in Visa - Europe	(354)	(230)	-	-	-	(584)
- own credit spread2	-	-	-	-	144	144
- portfolio disposals	-	-	-	-	51	51
- releases arising from the ongoing review of compliance with the UK Consumer Credit Act	-	-	-	(2)	-	(2)
- loss and trading results from disposed-of operations in Brazil	(987)	(288)	(268)	(12)	1,828	273
- currency translation on significant items	(127)	(26)	(26)	(2)	46	(135)
Adjusted	13,849	9,498	11,002	1,335	2,262	37,946
LICs
Reported	(1,374)	(1,071)	(459)	9	(37)	(2,932)
Currency translation	(42)	(11)	(10)	1	3	(59)
Significant items	536	315	16	-	-	867
- trading results from disposed-of operations in Brazil	462	272	14	-	-	748
- currency translation on significant items	74	43	2	-	-	119
Adjusted	(880)	(767)	(453)	10	(34)	(2,124)
Operating expenses
Reported	(10,721)	(4,615)	(7,002)	(1,870)	(3,141)	(27,349)
Currency translation	219	109	205	13	37	583
Significant items	1,590	247	382	766	2,316	5,301
- costs to achieve	229	48	142	6	1,607	2,032
- costs to establish UK ring-fenced bank	1	1	-	-	145	147
- impairment of GPB - Europe goodwill	-	-	-	800	-	800
- regulatory provisions/(releases) in GPB	-	-	-	(48)	2	(46)
- provisions/(releases) in connection withlegal matters	-	-	136	-	587	723
- UK customer redress programmes	438	23	28	-	-	489
- trading results from disposed-of operations in Brazil	805	155	82	8	9	1,059
- currency translation on significant items	117	20	(6)	-	(34)	97
Adjusted	(8,912)	(4,259)	(6,415)	(1,091)	(788)	(21,465)
Share of profit in associates and joint ventures
Reported	18	-	-	-	1,838	1,856
Currency translation	1	-	-	-	(48)	(47)
Significant items	-	-	-	-	1	1
- trading results from disposed-of operations in Brazil	-	-	-	-	1	1
- currency translation on significant items	-	-	-	-	-	-
Adjusted	19	-	-	-	1,791	1,810
Profit/(loss) before tax
Reported	3,597	4,678	4,231	(489)	(1,460)	10,557
Currency translation	(181)	(224)	(105)	(7)	(78)	(595)
Significant items	660	18	8	750	4,769	6,205
- revenue	(1,466)	(544)	(390)	(16)	2,452	36
- LICs	536	315	16	-	-	867
- operating expenses	1,590	247	382	766	2,316	5,301
- share of profit in associates and joint ventures	-	-	-	-	1	1
Adjusted	4,076	4,472	4,134	254	3,231	16,167

1	Excludes items where there are substantial offsets in the income statement for the same period.

2
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. From 1 January 2017, HSBC adopted, in its consolidated financial statements, the requirements of IFRS 9 'Financial Instruments' relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, changes in fair value attributable to changes in own credit risk are presented in other comprehensive income with the remainder of the effect presented in profit and loss.

HSBC Holdings plc Earnings Release 3Q17	27
Earnings Release - 3Q17

Reconciliation of reported and adjusted results - global businesses (continued)
	Quarter ended 30 Sep 2017
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	5,180	3,347	3,813	445	193	12,978
Significant items	3	-	65	(8)	(7)	53
- DVA on derivative contracts	-	-	65	-	-	65
- fair value movements on non-qualifying hedges1	-	-	-	-	(20)	(20)
- gain on disposal of our investment in Vietnam Technological and Commercial Joint Stock Bank	-	-	-	-	(126)	(126)
- portfolio disposals	-	-	-	(8)	139	131
- provisions arising from the ongoing review ofcompliance with the UK Consumer Credit Act	3	-	-	-	-	3
Adjusted	5,183	3,347	3,878	437	186	13,031
LICs
Reported	(238)	(188)	(45)	(16)	39	(448)
Adjusted	(238)	(188)	(45)	(16)	39	(448)
Operating expenses
Reported	(3,366)	(1,524)	(2,243)	(370)	(1,043)	(8,546)
Significant items	111	8	(55)	4	702	770
- costs associated with portfolio disposals	-	-	-	1	3	4
- costs associated with the UK's exit from the EU	-	-	3	-	5	8
- costs to achieve	27	8	46	3	593	677
- costs to establish UK ring-fenced bank	-	-	-	-	101	101
- provisions/(releases) in connection with legal matters	-	-	(104)	-	-	(104)
- UK customer redress programmes	84	-	-	-	-	84
Adjusted	(3,255)	(1,516)	(2,298)	(366)	(341)	(7,776)
Share of profit in associates and joint ventures
Reported	13	-	-	-	623	636
Adjusted	13	-	-	-	623	636
Profit/(loss) before tax
Reported	1,589	1,635	1,525	59	(188)	4,620
Significant items	114	8	10	(4)	695	823
- revenue	3	-	65	(8)	(7)	53
- operating expenses	111	8	(55)	4	702	770
Adjusted	1,703	1,643	1,535	55	507	5,443

1	Excludes items where there are substantial offsets in the income statement for the same period.

28	HSBC Holdings plc Earnings Release 3Q17

Reconciliation of reported and adjusted results - global businesses (continued)
	Quarter ended 30 Jun 2017
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	5,200	3,216	3,759	439	559	13,173
Currency translation	60	50	67	7	15	199
Significant items	(166)	-	182	(8)	31	39
- DVA on derivative contracts	-	-	178	-	-	178
- fair value movements on non-qualifying hedges1	-	-	-	-	61	61
- gain on disposal of our membership interest inVisa - US	(166)	-	-	-	-	(166)
- portfolio disposals	-	-	-	(8)	50	42
- other acquisitions, disposals and dilutions	-	-	-	-	(78)	(78)
- currency translation on significant items	-	-	4	-	(2)	2
Adjusted	5,094	3,266	4,008	438	605	13,411
LICs
Reported	(260)	(121)	(61)	-	15	(427)
Currency translation	(6)	4	3	-	-	1
Adjusted	(266)	(117)	(58)	-	15	(426)
Operating expenses
Reported	(3,341)	(1,460)	(1,910)	(360)	(1,044)	(8,115)
Currency translation	(52)	(27)	(32)	(7)	(20)	(138)
Significant items	164	13	(279)	2	819	719
- costs associated with portfolio disposals	-	-	-	-	10	10
- costs associated with the UK's exit from the EU	-	-	1	-	3	4
- costs to achieve	72	13	49	2	701	837
- costs to establish UK ring-fenced bank	-	-	-	-	93	93
- provisions/(releases) in connection withlegal matters	-	-	(322)	-	-	(322)
- UK customer redress programmes	89	-	-	-	-	89
- currency translation on significant items	3	-	(7)	-	12	8
Adjusted	(3,229)	(1,474)	(2,221)	(365)	(245)	(7,534)
Share of profit in associates and joint ventures
Reported	(20)	-	-	-	671	651
Currency translation	(1)	-	-	-	18	17
Adjusted	(21)	-	-	-	689	668
Profit before tax
Reported	1,579	1,635	1,788	79	201	5,282
Currency translation	1	27	38	-	13	79
Significant items	(2)	13	(97)	(6)	850	758
- revenue	(166)	-	182	(8)	31	39
- operating expenses	164	13	(279)	2	819	719
Adjusted	1,578	1,675	1,729	73	1,064	6,119

1	Excludes items where there are substantial offsets in the income statement for the same period.

HSBC Holdings plc Earnings Release 3Q17	29

Earnings Release - 3Q17

Reconciliation of reported and adjusted results - global businesses (continued)
	Quarter ended 30 Sep 2016
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	4,918	3,201	3,762	440	(2,809)	9,512
Currency translation	(27)	(18)	(29)	2	(6)	(78)
Significant items	-	-	56	-	3,221	3,277
- DVA on derivative contracts	-	-	55	-	-	55
- fair value movements on non-qualifying hedges1	2	-	-	-	(14)	(12)
- own credit spread2	-	-	-	-	1,370	1,370
- portfolio disposals	-	-	-	-	119	119
- loss on disposal of operations in Brazil	-	-	-	-	1,743	1,743
- currency translation on significant items	(2)	-	1	-	3	2
Adjusted	4,891	3,183	3,789	442	406	12,711
LICs
Reported	(351)	(241)	(20)	(2)	48	(566)
Currency translation	2	(1)	(2)	-	-	(1)
Adjusted	(349)	(242)	(22)	(2)	48	(567)
Operating expenses
Reported	(3,592)	(1,436)	(2,243)	(318)	(1,132)	(8,721)
Currency translation	20	3	(3)	(3)	(10)	7
Significant items	559	19	61	(47)	880	1,472
- costs to achieve	124	11	51	1	827	1,014
- costs to establish UK ring-fenced bank	1	1	-	-	51	53
- regulatory provisions/(releases) in GPB	-	-	-	(48)	(2)	(50)
- UK customer redress programmes	438	8	10	-	-	456
- currency translation on significant items	(4)	(1)	-	-	4	(1)
Adjusted	(3,013)	(1,414)	(2,185)	(368)	(262)	(7,242)
Share of profit in associates and joint ventures
Reported	4	-	-	-	614	618
Currency translation	-	-	-	-	1	1
Adjusted	4	-	-	-	615	619
Profit/(loss) before tax
Reported	979	1,524	1,499	120	(3,279)	843
Currency translation	(5)	(16)	(34)	(1)	(15)	(71)
Significant items	559	19	117	(47)	4,101	4,749
- revenue	-	-	56	-	3,221	3,277
- operating expenses	559	19	61	(47)	880	1,472
Adjusted	1,533	1,527	1,582	72	807	5,521

1	Excludes items where there are substantial offsets in the income statement for the same period.

2
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. From 1 January 2017, HSBC adopted, in its consolidated financial statements, the requirements of IFRS 9 'Financial Instruments' relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, changes in fair value attributable to changes in own credit risk are presented in other comprehensive income with the remainder of the effect presented in profit and loss.

30	HSBC Holdings plc Earnings Release 3Q17

Reconciliation of reported and adjusted risk-weighted assets
	At 30 Sep 2017
	Retail Banking and WealthManagement	CommercialBanking	GlobalBanking andMarkets	Global PrivateBanking	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	121.2	298.4	305.0	16.4	147.6	888.6
Disposals	-	(0.1)	-	-	(5.2)	(5.3)
- Brazil operations	-	-	-	-	(5.2)	(5.2)
- Lebanon operations	-	(0.1)	-	-	-	(0.1)
Adjusted	121.2	298.3	305.0	16.4	142.4	883.3

	At 30 Jun 2017
Risk-weighted assets
Reported	116.6	289.2	306.1	16.4	147.8	876.1
Currency translation	0.9	3.6	2.1	0.1	0.9	7.6
Disposals	-	(0.1)	-	-	(5.2)	(5.3)
- Brazil operations	-	-	-	-	(5.2)	(5.2)
- Lebanon operations	-	(0.1)	-	-	-	(0.1)
Adjusted	117.5	292.7	308.2	16.5	143.5	878.4

	At 30 Sep 2016
Risk-weighted assets
Reported	120.2	282.3	307.2	16.8	177.6	904.1
Currency translation	0.5	2.5	1.0	0.2	(2.3)	1.9
Disposals	(4.9)	(1.9)	(0.9)	(0.1)	(0.7)	(8.5)
- Brazil operations	(4.7)	(1.5)	(0.9)	(0.1)	(0.2)	(7.4)
- Lebanon operations	(0.2)	(0.4)	-	-	(0.5)	(1.1)
Adjusted	115.8	282.9	307.3	16.9	174.6	897.5

HSBC Holdings plc Earnings Release 3Q17	31

Earnings Release - 3Q17

Reconciliation of reported and adjusted results - geographical regions
	Nine months ended 30 Sep 2017
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	13,437	19,437	2,022	4,915	2,382	39,144	10,027	12,119
Significant items	30	-	1	(96)	5	(60)	26	(63)
- DVA on derivative contracts	193	110	1	31	5	340	164	38
- fair value movements on non-qualifying hedges2	(68)	16	-	2	-	(50)	(63)	25
- gain on disposal of our investment in Vietnam Technological and Commercial Joint Stock Bank	-	(126)	-	-	-	(126)	-	(126)
- gain on disposal of our membership interest inVisa - US	-	-	-	(312)	-	(312)	-	-
- portfolio disposals	(20)	-	-	183	-	163	-	-
- provisions arising from the ongoing reviewof compliance with the UK Consumer Credit Act	3	-	-	-	-	3	3	-
- other acquisitions, disposals and dilutions	(78)	-	-	-	-	(78)	(78)	-
Adjusted1	13,467	19,437	2,023	4,819	2,387	39,084	10,053	12,056
LICs
Reported	(152)	(544)	(175)	158	(398)	(1,111)	(112)	(415)
Adjusted	(152)	(544)	(175)	158	(398)	(1,111)	(112)	(415)
Operating expenses
Reported1	(12,791)	(8,663)	(1,037)	(3,997)	(1,550)	(24,989)	(10,201)	(4,534)
Significant items	1,789	456	21	303	38	2,607	1,664	217
- costs associated with portfolio disposals	4	-	-	10	-	14	-	-
- costs associated with the UK's exit from the EU	12	-	-	-	-	12	9	-
- costs to achieve	1,539	456	21	293	38	2,347	1,421	217
- costs to establish UK ring-fenced bank	277	-	-	-	-	277	277	-
- provisions/(releases) in connection with legal matters	(426)	-	-	-	-	(426)	(426)	-
- UK customer redress programmes	383	-	-	-	-	383	383	-
Adjusted1	(11,002)	(8,207)	(1,016)	(3,694)	(1,512)	(22,382)	(8,537)	(4,317)
Share of profit in associates and joint ventures
Reported	28	1,429	358	4	-	1,819	27	-
Adjusted	28	1,429	358	4	-	1,819	27	-
Profit/(loss) before tax
Reported	522	11,659	1,168	1,080	434	14,863	(259)	7,170
Significant items	1,819	456	22	207	43	2,547	1,690	154
- revenue	30	-	1	(96)	5	(60)	26	(63)
- operating expenses	1,789	456	21	303	38	2,607	1,664	217
Adjusted	2,341	12,115	1,190	1,287	477	17,410	1,431	7,324

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Excludes items where there are substantial offsets in the income statement for the same period.

32	HSBC Holdings plc Earnings Release 3Q17

Reconciliation of reported and adjusted results - geographical regions (continued)
	Nine months ended 30 Sep 2016
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	13,881	17,751	2,337	5,532	1,960	38,982	10,369	10,700
Currency translation1	(861)	(52)	(326)	13	132	(1,072)	(875)	(33)
Significant items	(67)	(23)	(10)	64	72	36	(5)	(11)
- DVA on derivative contracts	(106)	(29)	-	2	37	(96)	(108)	(29)
- fair value movements on non-qualifying hedges2	260	18	-	109	(2)	385	221	25
- gain on disposal of our membership interest inVisa - Europe	(573)	-	(11)	-	-	(584)	(441)	-
- own credit spread3	256	(12)	(2)	(98)	-	144	230	(7)
- portfolio disposals	-	-	-	51	-	51	-	-
- releases arising from the ongoing review of compliance with the UK Consumer Credit Act	(2)	-	-	-	-	(2)	(2)	-
- loss and trading results from disposed-of operationsin Brazil	-	-	-	-	273	273	-	-
- currency translation on significant items	98	-	3	-	(236)	(135)	95	-
Adjusted1	12,953	17,676	2,001	5,609	2,164	37,946	9,489	10,656
LICs
Reported	(386)	(552)	(184)	(705)	(1,105)	(2,932)	(240)	(231)
Currency translation	32	-	20	(2)	(109)	(59)	32	1
Significant items	-	-	-	-	867	867	-	-
- trading results from disposed-of operations in Brazil	-	-	-	-	748	748	-	-
- currency translation on significant items	-	-	-	-	119	119	-	-
Adjusted	(354)	(552)	(164)	(707)	(347)	(2,124)	(208)	(230)
Operating expenses
Reported1	(13,524)	(7,887)	(1,206)	(4,707)	(2,504)	(27,349)	(9,902)	(4,122)
Currency translation1	551	39	125	(8)	(102)	583	549	13
Significant items	2,885	217	65	888	1,246	5,301	1,830	85
- costs to achieve	1,377	262	75	300	18	2,032	1,187	132
- costs to establish UK ring-fenced bank	147	-	-	-	-	147	147	-
- impairment of GPB - Europe goodwill	800	-	-	-	-	800	-	-
- regulatory provisions/(releases) in GPB	1	(47)	-	-	-	(46)	-	(47)
- provisions/(releases) in connection with legalmatters	136	-	-	587	-	723	72	-
- UK customer redress programmes	489	-	-	-	-	489	489	-
- trading results from disposed-of operations in Brazil	-	-	-	-	1,059	1,059	-	-
- currency translation on significant items	(65)	2	(10)	1	169	97	(65)	-
Adjusted1	(10,088)	(7,631)	(1,016)	(3,827)	(1,360)	(21,465)	(7,523)	(4,024)
Share of profit in associates and joint ventures
Reported	(3)	1,503	361	(4)	(1)	1,856	(4)	19
Currency translation	1	(48)	-	-	-	(47)	1	-
Significant items	-	-	-	-	1	1	-	-
- trading results from disposed-of operations in Brazil	-	-	-	-	1	1	-	-
- currency translation on significant items	-	-	-	-	-	-	-	-
Adjusted	(2)	1,455	361	(4)	-	1,810	(3)	19
Profit/(loss) before tax
Reported	(32)	10,815	1,308	116	(1,650)	10,557	223	6,366
Currency translation	(277)	(61)	(181)	3	(79)	(595)	(293)	(19)
Significant items	2,818	194	55	952	2,186	6,205	1,825	74
- revenue	(67)	(23)	(10)	64	72	36	(5)	(11)
- LICs	-	-	-	-	867	867	-	-
- operating expenses	2,885	217	65	888	1,246	5,301	1,830	85
- share of profit in associates and joint ventures	-	-	-	-	1	1	-	-
Adjusted	2,509	10,948	1,182	1,071	457	16,167	1,755	6,421

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Excludes items where there are substantial offsets in the income statement for the same period.

3
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. From 1 January 2017, HSBC adopted, in its consolidated financial statements, the requirements of IFRS 9 'Financial Instruments' relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, changes in fair value attributable to changes in own credit risk are presented in other comprehensive income with the remainder of the effect presented in profit and loss.

HSBC Holdings plc Earnings Release 3Q17	33

Earnings Release - 3Q17

Reconciliation of reported and adjusted results - geographical regions (continued)
	Quarter ended 30 Sep 2017
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	4,534	6,651	660	1,419	833	12,978	3,468	4,160
Significant items	32	(121)	-	142	-	53	33	(119)
- DVA on derivative contracts	57	5	-	3	-	65	50	2
- fair value movements on non-qualifying hedges2	(20)	-	-	-	-	(20)	(20)	5
- gain on disposal of our investment in Vietnam Technological and Commercial Joint Stock Bank	-	(126)	-	-	-	(126)	-	(126)
- portfolio disposals	(8)	-	-	139	-	131	-	-
- provisions arising from the ongoing reviewof compliance with the UK Consumer Credit Act	3	-	-	-	-	3	3	-
Adjusted1	4,566	6,530	660	1,561	833	13,031	3,501	4,041
LICs
Reported	(171)	(96)	(53)	21	(149)	(448)	(144)	(27)
Adjusted	(171)	(96)	(53)	21	(149)	(448)	(144)	(27)
Operating expenses
Reported1	(4,430)	(3,023)	(364)	(1,314)	(534)	(8,546)	(3,542)	(1,584)
Significant items	558	101	6	92	13	770	521	49
- costs associated with portfolio disposals	2	-	-	2	-	4	-	-
- costs associated with the UK's exit from the EU	8	-	-	-	-	8	5	-
- costs to achieve	467	101	6	90	13	677	435	49
- costs to establish UK ring-fenced bank	101	-	-	-	-	101	101	-
- provisions/(releases) in connection with legal matters	(104)	-	-	-	-	(104)	(104)	-
- UK customer redress programmes	84	-	-	-	-	84	84	-
Adjusted1	(3,872)	(2,922)	(358)	(1,222)	(521)	(7,776)	(3,021)	(1,535)
Share of profit in associates and joint ventures
Reported	17	497	121	1	-	636	16	12
Adjusted	17	497	121	1	-	636	16	12
Profit/(loss) before tax
Reported	(50)	4,029	364	127	150	4,620	(202)	2,561
Significant items	590	(20)	6	234	13	823	554	(70)
- revenue	32	(121)	-	142	-	53	33	(119)
- operating expenses	558	101	6	92	13	770	521	49
Adjusted	540	4,009	370	361	163	5,443	352	2,491

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Excludes items where there are substantial offsets in the income statement for the same period.

34	HSBC Holdings plc Earnings Release 3Q17

Reconciliation of reported and adjusted results - geographical regions (continued)
	Quarter ended 30 Jun 2017
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	4,690	6,246	709	1,720	814	13,173	3,541	3,852
Currency translation1	152	24	3	25	-	199	87	(14)
Significant items	53	77	1	(96)	4	39	53	34
- DVA on derivative contracts	85	69	1	19	4	178	71	26
- fair value movements on non-qualifying hedges2	54	6	-	1	-	61	60	8
- gain on disposal of our membership interest inVisa - US	-	-	-	(166)	-	(166)	-	-
- portfolio disposals	(8)	-	-	50	-	42	-	-
- other acquisitions, disposals and dilutions	(78)	-	-	-	-	(78)	(78)	-
- currency translation on significant items	-	2	-	-	-	2	-	-
Adjusted1	4,895	6,347	713	1,649	818	13,411	3,681	3,872
LICs
Reported	14	(281)	(65)	31	(126)	(427)	16	(233)
Currency translation	2	(1)	-	3	(3)	1	2	1
Adjusted	16	(282)	(65)	34	(129)	(426)	18	(232)
Operating expenses
Reported1	(3,933)	(2,946)	(351)	(1,373)	(518)	(8,115)	(3,113)	(1,557)
Currency translation1	(111)	(16)	(1)	(17)	2	(138)	(65)	6
Significant items	379	189	7	131	13	719	321	93
- costs associated with portfolio disposals	2	-	-	8	-	10	-	-
- costs associated with the UK's exit from the EU	4	-	-	-	-	4	4	-
- costs to achieve	509	188	7	121	12	837	455	93
- costs to establish UK ring-fenced bank	93	-	-	-	-	93	93	-
- provisions/(releases) in connection with legal matters	(322)	-	-	-	-	(322)	(322)	-
- UK customer redress programmes	89	-	-	-	-	89	89	-
- currency translation on significant items	4	1	-	2	1	8	2	-
Adjusted1	(3,665)	(2,773)	(345)	(1,259)	(503)	(7,534)	(2,857)	(1,458)
Share of profit in associates and joint ventures
Reported	7	517	124	3	-	651	6	(19)
Currency translation	1	16	-	-	-	17	1	-
Adjusted	8	533	124	3	-	668	7	(19)
Profit/(loss) before tax
Reported	778	3,536	417	381	170	5,282	450	2,043
Currency translation	44	23	2	11	(1)	79	25	(7)
Significant items	432	266	8	35	17	758	374	127
- revenue	53	77	1	(96)	4	39	53	34
- operating expenses	379	189	7	131	13	719	321	93
Adjusted	1,254	3,825	427	427	186	6,119	849	2,163

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Excludes items where there are substantial offsets in the income statement for the same period.

HSBC Holdings plc Earnings Release 3Q17	35

Earnings Release - 3Q17

Reconciliation of reported and adjusted results - geographical regions (continued)
	Quarter ended 30 Sep 2016
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	3,023	5,999	725	1,580	(965)	9,512	1,919	3,639
Currency translation1	29	(20)	(106)	15	(2)	(78)	(24)	(27)
Significant items	1,346	43	4	138	1,746	3,277	1,291	11
- DVA on derivative contracts	4	34	-	15	2	55	(8)	(4)
- fair value movements on non-qualifying hedges2	(17)	5	-	-	-	(12)	(18)	9
- own credit spread3	1,359	4	3	4	-	1,370	1,317	6
- portfolio disposals	-	-	-	119	-	119	-	-
- loss on disposal of operations in Brazil	-	-	-	-	1,743	1,743	-	-
- currency translation on significant items	-	-	1	-	1	2	-	-
Adjusted1	4,398	6,022	623	1,733	779	12,711	3,186	3,623
LICs
Reported	(44)	(208)	(88)	(88)	(138)	(566)	21	(88)
Currency translation	(2)	-	7	(1)	(5)	(1)	-	1
Adjusted	(46)	(208)	(81)	(89)	(143)	(567)	21	(87)
Operating expenses
Reported1	(4,594)	(2,642)	(419)	(1,424)	(492)	(8,721)	(3,692)	(1,362)
Currency translation1	(28)	6	44	(10)	1	7	10	11
Significant items	1,136	102	42	180	12	1,472	1,020	23
- costs to achieve	628	148	47	179	12	1,014	513	70
- costs to establish UK ring-fenced bank	53	-	-	-	-	53	53	-
- regulatory provisions/(releases) in GPB	(3)	(47)	-	-	-	(50)	-	(47)
- UK customer redress programmes	456	-	-	-	-	456	456	-
- currency translation on significant items	2	1	(5)	1	-	(1)	(2)	-
Adjusted1	(3,486)	(2,534)	(333)	(1,254)	(479)	(7,242)	(2,662)	(1,328)
Share of profit in associates and joint ventures
Reported	(2)	511	111	(2)	-	618	(2)	7
Currency translation	1	-	-	-	-	1	1	(1)
Adjusted	(1)	511	111	(2)	-	619	(1)	6
Profit/(loss) before tax
Reported	(1,617)	3,660	329	66	(1,595)	843	(1,754)	2,196
Currency translation	-	(14)	(55)	4	(6)	(71)	(13)	(16)
Significant items	2,482	145	46	318	1,758	4,749	2,311	34
- revenue	1,346	43	4	138	1,746	3,277	1,291	11
- operating expenses	1,136	102	42	180	12	1,472	1,020	23
Adjusted	865	3,791	320	388	157	5,521	544	2,214

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Excludes items where there are substantial offsets in the income statement for the same period.

3
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. From 1 January 2017, HSBC adopted, in its consolidated financial statements, the requirements of IFRS 9 'Financial Instruments' relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, changes in fair value attributable to changes in own credit risk are presented in other comprehensive income with the remainder of the effect presented in profit and loss.

36	HSBC Holdings plc Earnings Release 3Q17

Gross loans and advances by industry sector and by geographical region
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	As a %of totalgross loans
	$m	$m	$m	$m	$m	$m
At 30 Sep 2017
Personal	165,134	146,008	7,114	41,936	6,984	367,176	35.2
- first lien residential mortgages	123,002	106,956	2,452	36,629	2,346	271,385	26.0
- other personal	42,132	39,052	4,662	5,307	4,638	95,791	9.2
Wholesale
Corporate and commercial	179,873	241,223	21,063	55,208	12,457	509,824	48.9
- manufacturing	29,321	33,190	2,804	14,220	3,088	82,623	7.9
- international trade and services	64,206	82,899	8,746	10,259	2,989	169,099	16.2
- commercial real estate	24,926	36,560	726	8,789	1,685	72,686	7.0
- other property-related	7,764	43,002	1,988	8,049	456	61,259	5.9
- government	3,731	5,310	1,307	379	515	11,242	1.1
- other commercial	49,925	40,262	5,492	13,512	3,724	112,915	10.8
Financial	56,177	81,749	8,325	14,943	4,168	165,362	15.9
- non-bank financial institutions	38,455	25,050	1,204	10,332	609	75,650	7.3
- banks	17,722	56,699	7,121	4,611	3,559	89,712	8.6
Total wholesale	236,050	322,972	29,388	70,151	16,625	675,186	64.8
Total gross loans and advances at 30 Sep 2017	401,184	468,980	36,502	112,087	23,609	1,042,362	100.0
	%	%	%	%	%	%
Percentage of total gross loans and advances	38.5	44.9	3.5	10.8	2.3	100.0

At 30 Jun 2017
Personal	157,466	142,566	7,333	40,693	6,862	354,920	35.0
- first lien residential mortgages	116,741	104,115	2,473	35,317	2,296	260,942	25.7
- other personal	40,725	38,451	4,860	5,376	4,566	93,978	9.3
Wholesale
Corporate and commercial	172,228	234,098	21,642	55,677	12,825	496,470	49.0
- manufacturing	28,945	33,343	3,107	14,392	3,083	82,870	8.2
- international trade and services	61,038	79,206	9,013	10,929	3,369	163,555	16.2
- commercial real estate	24,014	34,849	800	8,601	1,638	69,902	6.9
- other property-related	7,928	41,805	1,659	7,883	470	59,745	5.9
- government	3,404	4,997	1,220	373	480	10,474	1.0
- other commercial	46,899	39,898	5,843	13,499	3,785	109,924	10.8
Financial	53,243	81,265	8,738	15,288	4,112	162,646	16.0
- non-bank financial institutions	37,802	25,706	1,185	10,529	789	76,011	7.5
- banks	15,441	55,559	7,553	4,759	3,323	86,635	8.5
Total wholesale	225,471	315,363	30,380	70,965	16,937	659,116	65.0
Total gross loans and advances at 30 Jun 2017	382,937	457,929	37,713	111,658	23,799	1,014,036	100.0
	%	%	%	%	%	%
Percentage of total gross loans and advances	37.8	45.2	3.7	11.0	2.3	100.0

At 31 Dec 2016
Personal	146,499	134,700	7,744	44,956	5,899	339,798	35.5
- first lien residential mortgages	108,008	98,072	2,535	39,239	1,924	249,778	26.1
- other personal	38,491	36,628	5,209	5,717	3,975	90,020	9.4
Wholesale
Corporate and commercial	161,653	212,848	22,078	58,276	10,972	465,827	48.6
- manufacturing	27,005	32,564	2,941	15,348	2,785	80,643	8.4
- international trade and services	55,875	72,166	8,448	11,035	2,518	150,042	15.6
- commercial real estate	21,460	32,798	724	7,849	1,340	64,171	6.7
- other property-related	7,025	37,628	1,856	8,823	306	55,638	5.8
- government	3,009	2,919	1,619	354	541	8,442	0.9
- other commercial	47,279	34,773	6,490	14,867	3,482	106,891	11.2
Financial	43,666	79,254	10,370	14,823	3,742	151,855	15.9
- non-bank financial institutions	31,307	19,517	2,599	9,750	556	63,729	6.7
- banks	12,359	59,737	7,771	5,073	3,186	88,126	9.2
Total wholesale	205,319	292,102	32,448	73,099	14,714	617,682	64.5
Total gross loans and advances at 31 Dec 2016	351,818	426,802	40,192	118,055	20,613	957,480	100.0
	%	%	%	%	%	%
Percentage of total gross loans and advances	36.7	44.6	4.2	12.3	2.2	100.0

HSBC Holdings plc Earnings Release 3Q17	37

Earnings Release - 3Q17

Terms and abbreviations

3Q17	Third quarter of 2017
2Q17	Second quarter of 2017
3Q16	Third quarter of 2016
9M17	Nine months to 30 September 2017
9M16	Nine months to 30 September 2016
BoCom	Bank of Communications Co., Limited, one of China's largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
C&L	Credit and Lending
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending (US)
Corporate Centre
In December 2016, certain functions were combined to create a Corporate Centre. These include Balance Sheet Management, legacy businesses and interests in associates and joint ventures. The Corporate Centre also includes the results of our financing operations, central support costs with associated recoveries and the UK bank levy

Costs to achieve	Transformation costs to deliver the cost reduction and productivity outcomes outlined in the Investor Update in June 2015
CRD IV	Capital Requirements Directive IV
CRR	Capital Requirements Regulation
DVA	Debit valuation adjustment
EBA	European Banking Authority
FICC	Fixed Income, Currencies and Commodities
FTEs	Full-time equivalent staff
FX	Foreign exchange
GB&M	Global Banking and Markets, a global business
GLCM	Global Liquidity and Cash Management
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
IFRSs	International Financial Reporting Standards
IMA	Internal Models Approach
IRB	Internal ratings based
Jaws
The difference between the rate of growth of revenue and the rate of growth of costs. Positive jaws is where the revenue growth rate exceeds the cost growth rate. We calculate this on an adjusted basis

JV	Joint venture
Legacy credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading portfolios, credit correlation portfolios and derivative transactions entered into directly with monoline insurers

LICs	Loan impairment charges and other credit risk provisions
MENA	Middle East and North Africa
MREL	Minimum requirement for own funds and eligible liabilities
NIM	Net interest margin
Own credit spread	Fair value movements on our long-term debt designated at fair value resulting from changes in credit spread
Panda bond	Renminbi-denominated bond issued in mainland China by a non-Chinese issuer
PBT	Profit before tax
PRA	Prudential Regulation Authority (UK)
Revenue	Net operating income before LICs
RBWM	Retail Banking and Wealth Management, a global business
RoRWA	Return on average risk-weighted assets
RWAs	Risk-weighted assets
$m/$bn	United States dollar millions/billions
VaR	Value at risk

38
HSBC Holdings plc  Earnings Release 3Q17
Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/9011U_-2017-10-29.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 30 October 2017